UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Enclosure: A press release dated November 7, 2023 announcing Turkcell’s Third Quarter 2023 results and Q3 2023 TFRS Report.

TURKCELL ILETISIM HIZMETLERI

THIRD QUARTER 2023 RESULTS

"REMARKABLE ACHIEVEMENTS RESULTING IN GUIDANCE UPGRADE"

100th Anniversary of our Republic

Contents

HIGHLIGHTS
QUARTER HIGHLIGHTS	4
COMMENTS BY CEO, ALİ TAHA KOÇ, PhD	5

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	8
OPERATIONAL REVIEW OF TURKCELL TÜRKİYE	11

TURKCELL INTERNATIONAL
lifecell	12
BeST	13
Kuzey Kıbrıs Turkcell	13

TECHFIN
Paycell	14
Financell	14

TURKCELL GROUP SUBSCRIBERS	15

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	15

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	16

Appendix A – Tables	18

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have four reporting segments:

o	"Turkcell Türkiye" which comprises our telecom, digital services and digital business services related businesses in Türkiye (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Türkiye only figures, unless otherwise stated. The terms "we", "us", and "our" in this press release refer only to Turkcell Türkiye, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom and digital services related businesses outside of Türkiye.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management and consumer electronics sales through digital channels and intersegment eliminations.
•	In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for September 30, 2023 refer to the same item as at September 30, 2022. For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2023, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).
•	Selected financial information presented in this press release for the third quarter and nine months of 2022 and 2023 is based on Turkish Accounting Standards (TAS) / Turkish Financial Reporting Standards (TFRS) figures in TRY terms unless otherwise stated.
•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.
•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

NOTICE

We are publishing financial statements as of September 30, 2023 prepared in accordance with Turkish Accounting Standards/Turkish Financial Reporting Standards (“TAS”/“TFRS”) only. These standards are issued by the Public Oversight Accounting and Auditing Standards Authority (“POA”) and are in full compliance with IAS/IFRS Standards. In an announcement published by the POA on January 20, 2022, it is stated that TAS 29 “Financial Reporting in Hyperinflationary Economies” does not apply to TFRS financial statements as of December 31, 2021. Since then and as of the preparation date of our latest consolidated financial statements, no new statement has been made by the POA about TAS 29 application. Consequently, no TAS 29 adjustment was made to our consolidated financial statements.

Financial statements prepared in accordance with IFRS should apply IAS 29 “Financial Reporting in Hyperinflationary Economies” as of September 30, 2023. In this context, financial statements prepared in accordance with IFRS and TFRS would have significant differences and would not be comparable as of September 30, 2023. We intend to publish IFRS financial statements, compliant with IAS 29 to the extent that it remains applicable, with our Annual Report on Form 20-F that will be filed to the U.S. Securities and Exchange Commission.

Although we have not prepared a detailed comparison of differences between IFRS (unadjusted according to IAS 29) and TFRS, we have noted in our past financial statements that the most significant differences have appeared in the lines Other Operating Income/Expense, Finance Income/Expense, and Investment Activity Income/ Expense. In the past, revenue, net income and EBITDA have generally not differed. While no assurance can be given that this will be the case for Q3 2023, we are not at present aware of changes that would cause other significant differences, other than those resulting from the application of IAS 29.

3

FINANCIAL HIGHLIGHTS

TRY million	Q322	Q323	y/y%	9M22	9M23	y/y%
Revenue	14,662	25,993	77.3%	37,835	64,920	71.6%
EBITDA[1]	5,990	11,314	88.9%	15,322	27,595	80.1%
EBITDA Margin (%)	40.9%	43.5%	2.6pp	40.5%	42.5%	2.0pp
EBIT[2]	3,593	7,855	118.7%	8,360	18,464	120.9%
EBIT Margin (%)	24.5%	30.2%	5.7pp	22.1%	28.4%	6.3pp
Net Income	2,396	5,478	128.7%	5,057	11,456	126.5%

THIRD QUARTER HIGHLIGHTS

•	Another quarter with a solid set of financial results:

o	Group revenues up 77.3% year-on-year on the back of the strong ARPU performance and larger subscriber base of Turkcell Türkiye and contribution of techfin business

o	EBITDA up 88.9% year-on-year leading to an EBITDA margin of 43.5%; EBIT up 118.7% year-on-year resulting in an EBIT margin of 30.2%

o	Net income up 128.7% year-on-year

o	Free cash flow[3] generation of TRY2.3 billion; net leverage[4] level at 0.8x; long FX position of US$145 million

•	Strong operational performance continued:

o	Turkcell Türkiye subscriber base up5 by 674 thousand quarterly net additions

o	392 thousand quarterly mobile postpaid net additions; postpaid subscriber base share at 69.8%

o	193 thousand quarterly prepaid subscriber net additions supported by increased tourism activity

o	48 thousand fiber net additions

o	24 thousand new fiber homepasses; exceeded 5.7 million homepasses in total

o	Mobile ARPU[6] ramped up 87.0% year-on-year mainly on the back of sequential price adjustments throughout the year, successful upsell performance and larger postpaid subscriber base

o	Robust residential fiber ARPU growth of 63.1% year-on-year mainly on the back of price adjustments, upsell efforts to higher tariffs, 12-month commitment structure as well as higher IPTV pricing

o	Data usage of 4.5G users at 19.0 GB in Q323; smartphone penetration at 89%

•	We upgraded our guidance[7] for 2023. Accordingly, we now target revenue growth of ~73% up from ~71%, an EBITDA of ~TRY39 billion compared to ~TRY37 billion. We maintain our operational capex over sales ratio[8] guidance at ~22%

•	General Assembly meeting held on September 13th:

o	TRY2.3 billion dividend distribution was approved; the payment will be made on December 20th

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Free cash flow calculation includes EBITDA and the following items as per Turkish Financial Reporting Standartds (TFRS) cash flow statement; acquisition of property, plant and equipment, acquisition of intangible assets, change in operating assets/liabilities, payment of lease liabilities and income tax paid.

(4) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(5) Including mobile, fixed broadband, IPTV and wholesale (MVNO&FVNO) subscribers

(6) Excluding M2M

(7) 2023 guidance figures are based on TFRS, and do not include the effects of a likely adoption of inflationary accounting in accordance with IAS 29.

(8) Excluding license fee

For further details, please refer to our consolidated financial statements and notes as at September 30, 2023 via our website in the investor relations section (www.turkcell.com.tr).

4

COMMENTS BY CEO, ALİ TAHA KOÇ, PhD

I am proud to have been appointed as the CEO of Turkcell, the pioneering founder of communication technologies in Türkiye. In my new role, I am determined to advance Turkcell's leading position in Türkiye's digital sovereignty by leveraging my knowledge and the rich experience I have gained in the public sector and global technology companies. We will harness our advanced technological capabilities to foster innovation and create a brighter digital future for all. And together with my team, we will lead Turkcell to be the flag carrier of our country's technology transformation.

Turkcell's third-quarter performance confirms the company's strong business model, best-in-class team, and customer satisfaction-oriented technological capabilities. As I look forward, my main objective is to bolster Turkcell's position in the telecommunication and technology market. To unlock the full potential that lies within Turkcell, I aim to focus more on technological advancement and innovation, promote sustainable growth, and create value for Turkcell shareholders.

Price adjustments continue to support growth

Despite the resumed acceleration of inflation in the third quarter, the return to generally accepted economic policies of the new economy management and the confidence-building Medium-Term-Program, which prioritizes the fight against inflation, positively impacted the markets. Increased mobility over the summer months and the back-to-school period in September positively affected our operations. A growing subscriber base, the continuation of sequential price adjustments, and our strategy of upselling, along with the support of our digital services, techfin, and international subsidiaries, have enabled us to deliver another strong quarterly performance successfully. Group revenue grew by 77.3% to TRY 26.0 billion. Additionally, despite the rise in personnel expenses, our robust revenue growth resulted in an 88.9% rise in EBITDA1 to TRY 11.3 billion. Our EBITDA margin improved by 2.6 percentage points to 43.5%. With the active risk management that supported our strong operational results, our net profit reached TRY 5.5 billion, marking a 128.7% increase year-on-year. Additionally, we paid the first installment of our earthquake relief donation in September.

The net additions in postpaid customers surpassed 1.1 million in the first three quarters

The rising competition, which began in the second quarter of the year, continued to impact the third quarter and affect the Mobile Number Portability (MNP) market. While overall price levels in the market continue to rise, we also observed the aggressive campaigns of competitors. As Turkcell, while we occasionally responded to such campaigns, we continue to gain subscribers by sustaining our pricing focus. The price adjustments we made within the scope of inflationary pricing in the mobile segment were also followed by the competition in August. Despite competitive pressures from alternative data service providers, the positive effects of increased tourist numbers, seasonal factors, and our value propositions and strategies tailored to meet customer needs, we had net additions of 586 thousand, where 392 thousand were postpaid and 193 thousand were prepaid subscribers. With our upselling strategy and the increased contribution of price adjustments, mobile blended ARPU2 rose 87.0% in the third quarter of the year.

On the fixed side, with the increased penetration due to accelerated investments in previous years and higher demand during the back-to-school period, we gained 48 thousand new fiber subscribers. As our high-speed fiber internet packages continue to attract interest to meet our customers' rising need for speed, the percentage of subscribers in our customer base preferring 100 Mbps speeds and above is on the rise. To pass on price adjustments to our subscribers in a timelier manner, we converted the majority of our offers into 12-month packages. Thanks to these strategies, our residential fiber ARPU increased by an impressive 63.1% year-on-year.

5

Steady progress in our strategic focus areas

Pioneering the digital transformation, which holds a significant place in the future of our country and the wider world, we continued our activities at full speed this quarter. With our focus on expanding the reach of our digital services, the number of stand-alone users3 of our digital services and solutions rose 20% compared to the same period last year, to 5.8 million. According to the ICTA, TV+ was the only platform to increase its market share in the second quarter, reaching 1.4 million IPTV subscribers. With the support of our end-to-end customized projects tailored to meet companies' digitalization needs, the revenue of our digital business services rose 76% year-on-year, exceeding TRY 1.8 billion. While our data center and cloud business continue to experience strong growth, we have a backlog with a total contract value of TRY 2.6 billion from system integration and managed services projects that will convert to revenue in the coming periods. During this quarter, our techfin companies, Paycell and Financell4, continued to deliver strong performances, contributing to the group's growth. Türkiye's digital financial services platform, Paycell, increased its revenues by 112.3% year-on-year to TRY 518 million this quarter. The volume of Paycell's flagship service 'Pay Later' was 2.6 times that of last year, at TRY 2.5 billion. In addition, during the quarter, Paycell launched the 'Paycell Shopping Limit' on Türkiye's leading e-commerce platforms in collaboration with Financell. Meanwhile, the loan portfolio of Financell, which diversifies its service portfolio to reach new customers, rose to TRY 5.7 billion. With the introduction of new products and projects and an increase in average interest rates, Financell's revenues grew by 103.7% year-on-year to TRY 516 million.

We are reinforcing our sustainability strategy with science-based targets

In line with our sustainability strategy, we aim to positively impact our environment, society, business, and the planet through all our endeavors. Being an energy-intensive sector, we continue to increase our initiatives to reduce our environmental impact. We prioritize conducting these efforts through a scientific framework. Within this context, we have formulated our 2030 greenhouse gas reduction goals per the Science Based Targets Initiative (SBTi) criteria. Accordingly, we commit to reduce our absolute Scope 1 and 2 greenhouse gas emissions by 50.47% by 2030 compared to the 2020 baseline emissions. We also commit to reduce our absolute Scope 3 greenhouse gas emissions by 25% compared to the 2020 baseline emissions. We take pride in being the only company in the telecommunication and technology sector in Türkiye with science-based targets approved by SBTi. As Turkcell, we conveyed our sustainability strategy at the SDG Investment Forum at NYSE during the UN's 78th UN General Assembly. At the event, we also presented Turkcell’s first TCFD (Task Force on Climate-Related Financial Disclosures) Report outlining the risks and opportunities related to climate change and our initiatives toward resilience. We believe that this study will help us holistically evaluate our investments by enabling us to identify our areas requiring development and potential focus points. Furthermore, we are embracing renewable energy, which aligns with our sustainability strategy and offers a cost advantage in meeting our ever-rising energy needs. As Turkcell, in addition to utilizing 100% renewable energy-certified sources, we are ramping up our investments in this field. Accordingly, we took our first step with the 18 MW wind power plant we acquired in 2021. We continue our investments with solar power plants and aim to reach a capacity of 300 MW within the next three years. In the initial phase of these investments, we plan to reach a capacity of 54 MW in the first half of the coming year. We aim to meet 65% of Turkcell's total energy consumption from our green energy production by 2026.

We continue our profitability-oriented growth strategy and once again revise our guidance5 upward

Based on our strong performance in the first nine months, we are revising our revenue growth and EBITDA guidance for 2023 upward to around 73% and approximately TRY 39 billion, respectively. We expect a ratio6 of operational capital expenditures to sales of approximately 22%, in line with our previous expectations.

6

While thanking all our employees who have contributed to this success, we are also grateful to our Board of Directors for their trust and support. The continuous presence by our side of our customers and business partners empowers us, and we owe special gratitude to them all.

On the centennial of our Republic, I am excited about contributing to the upcoming century through technology and innovation. I respectfully and gratefully commemorate Republic of Türkiye’s founder Gazi Mustafa Kemal Atatürk.

(1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income

(2) Excluding M2M

(3) Including IPTV, OTT TV, fizy, lifebox, and Game+

(4) Following the change in organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under Financell, have are now classified as "Other" in the Techfin segment as of the first quarter of 2023. Within this scope, all past data has beenrevised for comparability purposes.

(5) 2023 guidance figures are based on TFRS, and do not include the effects of a likely adoption of inflationary accounting in accordance with IAS 29.

(6) Excluding license fee

7

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)		Quarter		Nine Months
	Q322	Q323	y/y%	9M22	9M23	y/y%
Revenue	14,662.5	25,993.0	77.3%	37,834.6	64,919.8	71.6%
Cost of revenue[1]	(7,454.4)	(12,174.5)	63.3%	(19,375.3)	(31,301.4)	61.6%
Cost of revenue1/Revenue	(50.8%)	(46.8%)	4.0pp	(51.2%)	(48.2%)	3.0pp
Gross Margin[1]	49.2%	53.2%	4.0pp	48.8%	51.8%	3.0pp
Administrative expenses	(393.8)	(863.0)	119.1%	(1,045.6)	(1,992.0)	90.5%
Administrative expenses/Revenue	(2.7%)	(3.3%)	(0.6pp)	(2.8%)	(3.1%)	(0.3pp)
Selling and marketing expenses	(683.7)	(1,431.3)	109.3%	(1,800.3)	(3,404.2)	89.1%
Selling and marketing expenses/Revenue	(4.7%)	(5.5%)	(0.8pp)	(4.8%)	(5.2%)	(0.4pp)
Net impairment losses on financial and contract assets	(140.4)	(210.7)	50.1%	(291.0)	(627.0)	115.5%
EBITDA[2]	5,990.3	11,313.6	88.9%	15,322.4	27,595.3	80.1%
EBITDA Margin	40.9%	43.5%	2.6pp	40.5%	42.5%	2.0pp
Depreciation and amortization	(2,397.7)	(3,458.2)	44.2%	(6,962.3)	(9,131.5)	31.2%
EBIT[3]	3,592.6	7,855.4	118.7%	8,360.1	18,463.8	120.9%
EBIT Margin	24.5%	30.2%	5.7pp	22.1%	28.4%	6.3pp
Net finance income / (expense)	(3,649.7)	(3,275.7)	(10.2%)	(10,064.8)	(16,621.6)	65.1%
Finance income	4.2	798.0	n.m	853.2	3,373.1	295.4%
Finance expense	(3,654.0)	(4,073.7)	11.5%	(10,918.0)	(19,994.7)	83.1%
Other operating income / (expense)	2,414.8	(29.4)	(101.2%)	5,772.0	6,531.8	13.2%
Investment activity income / (expense)	526.1	1,182.9	124.8%	1,622.3	4,564.5	181.4%
Non-controlling interests	0.1	1.8	n.m	0.1	2.9	n.m
Share of profit of equity accounted investees	13.1	(101.5)	(874.8%)	(61.5)	(94.3)	53.3%
Income tax expense	(501.1)	(155.1)	(69.0%)	(571.2)	(1,390.9)	143.5%
Net Income	2,395.8	5,478.4	128.7%	5,056.9	11,456.2	126.5%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group grew by 77.3% year-on-year in Q323. Turkcell Türkiye played a pivotal role in achieving this growth, with a solid ARPU boost resulting from price adjustments and successful upselling efforts, as well as the ongoing expansion of the postpaid customer base. Additionally, our digital services and techfin business made significant contributions to overall revenue growth.

Turkcell Türkiye revenues, comprising 79% of Group revenues, rose 84.5% year-on-year to TRY20,438 million (TRY11,076 million).

-	Consumer segment[4] revenues grew 87.8% year-on-year on the back of the price adjustments to reflect inflationary impacts, as well as successful upselling performance, and a growing subscriber base.

-	Corporate segment[4] revenues rose 90.3% year-on-year, on the back of strong momentum in digital business services revenues.

-	Standalone digital services revenues registered as part of consumer and corporate segments were up 103.2% year-on-year in Q323 supported by the increased number of stand-alone paid users and price adjustments of services.

-	Wholesale revenues grew 61.4% to TRY1,656 million (TRY1,026 million), mainly due to positive impact of currency movements, as well as the increased international carrier traffic and capacity upgrades of customers.

(4) Following the change in the organizational structure, the revenues from sole proprietorship subscribers that we define as Merchant, which were previously managed under the Corporate segment, are being reported under the Consumer segment as of and from the third quarter of 2023. Within this scope, past data has been revised for comparative purposes.

8

Turkcell International revenues, comprising 11% of Group revenues, rose 75.4% to TRY2,868 million (TRY1,635 million), with the positive impact of currency movements and lifecell’s operational performance.

Techfin segment revenues, comprising 4% of Group revenues, rose 107.5% to TRY1,036 million (TRY499 million). This performance was driven by a 112.3% rise in Paycell revenues and 103.7% increase in Financell revenues. Please refer to the Techfin section for details.

Other subsidiaries' revenues, at 6% of Group revenues, mainly including consumer electronics sales, call center revenues and revenues from energy business, increased 13.7% to TRY1,651 million (TRY1,453 million).

Cost of revenue (excluding depreciation and amortization) decreased to 46.8% (50.8%) as a percentage of revenues in Q323. This was driven mainly by the decline in cost of goods sold (3.3pp), energy expenses (2.1pp), and interconnection cost (1.4pp), despite the increase in personnel expenses (1.5pp) and other cost items (1.3pp) as a percentage of revenues.

Administrative Expenses increased to 3.3% (2.7%) as a percentage of revenues in Q323. This was mainly due to increased personnel expenses.

Selling and Marketing Expenses increased to 5.5% (4.7%) as a percentage of revenues in Q323. This was mainly due to the rise in personnel expenses (0.7pp), and marketing expenses (0.1pp).

Net impairment losses on financial and contract assets decreased to 0.8% (1.0%) as a percentage of revenues in Q323.

EBITDA1 rose by 88.9% year-on-year in Q323 leading to an EBITDA margin of 43.5% (40.9%).

-	Turkcell Türkiye’s EBITDA rose 94.9% year-on-year to TRY9,275 million (TRY4,759 million) leading to an EBITDA margin of 45.4% (43.0%).

-	Turkcell International EBITDA grew 74.4% year-on-year to TRY1,476 million (TRY846 million), which resulted in an EBITDA margin of 51.5% (51.8%).

-	Techfin segment EBITDA rose 66.6% to TRY384 million (TRY230 million) with an EBITDA margin of 37.1% (46.1%). The primary reason for the year-on-year decrease in EBITDA margin was the increased funding cost of Financell in comparison to Q322.

-	The EBITDA of other subsidiaries was at TRY179 million (TRY155 million).

Depreciation and amortization expenses increased 44.2% year-on-year in Q323.

Net finance expense decreased to TRY3,276 million (TRY3,650 million) in Q323. This was driven mainly by lower

FX losses from borrowings and issued bonds in addition to derivative instruments' fair value gains. Higher interest expenses limited the positive impact.

See Appendix A for details of net foreign exchange gain and loss.

Net other operating expense was TRY29 million (TRY2,415 million income) in Q323. The impact of the earthquake donation was offset by FX gains and interest income.

See Appendix A for details of net foreign exchange gain and loss.

Net investment activity income increased to TRY1,183 million in Q323 compared to TRY526 million in Q322. This was driven mainly by the fair value gains registered on currency-protected time deposits.

Income tax expense decreased to TRY155 million (TRY501 million) in Q323. This was driven by tax impacts generated by the change in corporate tax rate on deferred tax assets and donation.

Net income of the Group rose 128.7% to TRY5,478 million (TRY2,396 million) in Q323 due to robust operational and financial performance. The earthquake donation payment was partially offset by the aforementioned tax impacts.

Total cash & debt: Consolidated cash as of September 30, 2023 increased to TRY39,054 million from TRY35,030 million as of June 30, 2023. Our cash position was positively impacted by currency movements during the quarter. Excluding FX swap transactions, 56% of our cash is in US$, 13% in EUR, and the remaining part is in local currency.

1) EBITDA is a non-GAAP financial measure. See page 16 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

9

Consolidated debt as of September 30, 2023 rose to TRY83,452 million from TRY77,198 million as of June 30, 2023, due mainly to the new borrowings, issued bonds and FX impact. Please note that 44% of our consolidated debt is in US$, 27% in EUR, 21% in TRY, 5% in UAH, and 2% in CNY.

Net debt1 as of September 30, 2023 was at TRY28,135 million with a net debt to EBITDA ratio of 0.8 times. Excluding finance company consumer loans, our telco only net debt was at TRY22,448 million with a leverage of 0.7 times.

Turkcell Group had a long FX position of US$145 million as at the end of the third quarter (Please note that this figure takes hedging portfolio and advance payments into account). The long FX position of US$145 million is in line with our FX neutral definition, which is between -US$200 million and +US$200 million.

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY6,102 million in Q323. In Q323 and 9M23, operational capital expenditures (excluding license fees) at the Group level were at 14.6% and 17.4% of total revenues, respectively.

Capital expenditures (million TRY)	Quarter		Nine Months
	Q322	Q323	9M22	9M23
Operational Capex	2,513.0	3,806.2	6,406.4	11,266.6
License and Related Costs	-	8.6	-	2,638.7
Non-operational Capex (Including IFRS15 & IFRS16)	1,384.8	2,286.9	3,521.1	5,864.1
Total Capex	3,897.8	6,101.7	9,927.5	19,769.4

(1) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

10

Operational Review of Turkcell Türkiye

Summary of Operational Data	Q322	Q223	Q323	y/y %	q/q %
Number of subscribers (million)[1]	41.6	42.0	42.7	2.6%	1.7%
Mobile Postpaid (million)	25.0	26.3	26.7	6.8%	1.5%
Mobile M2M (million)	3.8	4.2	4.3	13.2%	2.4%
Mobile Prepaid (million)	12.6	11.3	11.5	(8.7%)	1.8%
Fiber (thousand)	2,063.8	2,199.8	2,247.8	8.9%	2.2%
ADSL (thousand)	739.4	754.4	765.1	3.5%	1.4%
Superbox (thousand)[2]	676.4	703.4	720.7	6.5%	2.5%
Cable (thousand)	45.3	40.2	39.0	(13.9%)	(3.0%)
IPTV (thousand)	1,230.8	1,344.2	1,375.0	11.7%	2.3%
Churn (%)[3]
Mobile Churn (%)	1.9%	1.9%	2.0%	0.1pp	0.1pp
Fixed Churn (%)	1.5%	1.4%	1.6%	0.1pp	0.2pp
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	77.5	114.9	142.9	84.4%	24.4%
Mobile ARPU, blended (excluding M2M)	85.4	128.2	159.7	87.0%	24.6%
Postpaid	92.7	133.8	165.7	78.7%	23.8%
Postpaid (excluding M2M)	107.9	157.7	195.6	81.3%	24.0%
Prepaid	47.3	71.7	90.5	91.3%	26.2%
Fixed Residential ARPU, blended	100.8	138.5	160.5	59.2%	15.9%
Residential Fiber ARPU	100.6	140.4	164.1	63.1%	16.9%
Average mobile data usage per user (GB/user)	15.8	16.5	18.0	13.9%	9.1%

(1) Including mobile, fixed broadband, IPTV and wholesale (MVNO&FVNO) subscribers.

(2) Superbox subscribers are included in mobile subscribers.

(3) Churn figures represent average monthly churn figures for the respective quarters.

Turkcell Türkiye's customer base continued to expand, reaching 42.7 million with a net quarterly addition of 674 thousand, driven by strong postpaid net addition performance, and increased tourist activity during the summer season which is lower than normal trend due to the widespread use of alternative data solutions (eSIM technology), and gained momentum in September with back-to-school season. This performance resulted in a total of almost 1 million net additions in the first nine months of the year.

On the mobile front, our subscriber base expanded to 38.2 million, with strong performance on both the prepaid and postpaid sides, driven by 586 thousand quarterly net additions on the mobile front. Enhanced tourism activities contributed to a quarterly net addition of 193 thousand prepaid subscribers. Meanwhile, we registered 392 thousand quarterly net additions to the postpaid subscriber base, supported by higher acquisitions. Accordingly, our postpaid subscribers reached 69.8% (66.5%) of our mobile subscriber base as at the end of Q323.

On the fixed front, our subscriber base reached 3.1 million as of Q323 with 57 thousand quarterly net additions. As a result of our dedicated investments in fiber, we saw an increase of 48 thousand new quarterly net additions. Meanwhile, our IPTV subscriber base reached 1.4 million with 31 thousand net additions in Q323.

The average monthly mobile churn rate was at 2.0% in Q323. The average monthly fixed churn rate was 1.6%.

Our mobile ARPU (excluding M2M) rose 87.0% year-on-year primarily due to sequential price adjustments, effective upselling, the acquisition of subscribers generating higher revenue and larger postpaid subscriber base.

Our residential fiber ARPU growth was 63.1% year-on-year. This was driven mainly by price adjustments, efforts to higher tariffs, 12-month commitment structure as well as higher IPTV pricing.

11

Average monthly mobile data usage per user rose 13.9% year-on-year to 18.0 GB with the increasing number and data consumption of 4.5G users. Accordingly, the average mobile data usage of 4.5G users reached 19.0 GB in Q323.

Total smartphone penetration on our network reached 89% in Q323 on a 2.4pp year-on-year rise. 94.2% of those smartphones were 4.5G compatible.

TURKCELL INTERNATIONAL

lifecell[1] Financial Data		Quarter			Nine Months
	Q322	Q323	y/y%	9M22	9M23	y/y%
Revenue (million UAH)	2,370.9	2,981.2	25.7%	6,804.9	8,571.8	26.0%
EBITDA (million UAH)	1,417.6	1,648.8	16.3%	3,940.9	4,968.9	26.1%
EBITDA margin (%)	59.8%	55.3%	(4.5pp)	57.9%	58.0%	0.1pp
Net income (million UAH)	381.6	555.4	45.5%	563.5	1,682.6	198.6%
Capex (million UAH)	639.6	952.1	48.9%	2,010.2	3,035.7	51.0%
Revenue (million TRY)	1,199.9	2,176.9	81.4%	3,447.5	5,209.6	51.1%
EBITDA (million TRY)	717.4	1,203.7	67.8%	1,997.6	3,004.4	50.4%
EBITDA margin (%)	59.8%	55.3%	(4.5pp)	57.9%	57.7%	(0.2pp)
Net income (million TRY)	195.0	405.3	107.8%	277.7	1,018.2	266.7%

(1) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) revenues rose 25.7% year-on-year in Q323 in local currency terms driven mainly by increased in data revenues on back of price adjustments. lifecell registered an EBITDA margin of 55.3%. The reason of decline in margin is higher roaming, interconnection and energy expenses. lifecell registered UAH555 million net income in Q323.

lifecell revenues in TRY terms grew 81.4% year-on-year in Q323. Meanwhile, lifecell’s EBITDA in TRY terms grew by 67.8%, leading to an EBITDA margin of 55.3%.

lifecell Operational Data	Q322	Q223	Q323	y/y%	q/q%
Number of subscribers (million)[2]	10.1	11.1	11.4	12.9%	2.7%
Active (3 months)[3]	8.2	8.6	9.1	11.0%	5.8%
MOU (minutes) (12 months)	148.8	128.0	123.7	(16.9%)	(3.4%)
ARPU (Average Monthly Revenue per User), blended (UAH)	77.7	88.1	87.7	12.9%	(0.5%)
Active (3 months) (UAH)	95.4	112.7	113.7	19.2%	0.9%

(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(3) Active subscribers are those who in the past three months made a revenue generating activity.

lifecell’s three-month active subscribers continued to increase and reached 9.1 million in Q323. 3-month active ARPU grew 19.2% year-on-year mainly on the back of price adjustments. Meanwhile, lifecell’s smartphone penetration in Ukrainian market was 84.3% as at the end of Q323.

At the end of September, approximately 97% of their stores were open across the country on a daily average basis. In the third quarter of 2023, about 6.7% of their nearly 9.5 thousand sites experienced temporary outages on an average day. Notably, their ICT systems, including billing, functioned smoothly without any interruptions throughout the quarter. Furthermore, Lifecell's existing cash reserves are more than adequate to support its ongoing operations.

12

BeST[1]		Quarter			Nine Months
	Q322	Q323	y/y%	9M22	9M23	y/y%
Number of subscribers (million)	1.5	1.5	-	1.5	1.5	-
Active (3 months)	1.1	1.2	9.1%	1.1	1.2	9.1%
Revenue (million BYN)	38.2	45.0	17.8%	107.4	126.9	18.2%
EBITDA (million BYN)	11.9	20.5	72.3%	31.8	58.4	83.6%
EBITDA margin (%)	31.1%	45.5%	14.4pp	29.6%	46.1%	16.5pp
Net loss (million BYN)	(5.1)	(12.3)	141.2%	(21.7)	(30.4)	40.1%
Capex (million BYN)	22.9	21.6	(5.7%)	56.1	54.1	(3.6%)
Revenue (million TRY)	267.3	383.5	43.5%	647.9	954.4	47.3%
EBITDA (million TRY)	83.1	174.7	110.2%	192.4	439.0	128.2%
EBITDA margin (%)	31.1%	45.6%	14.5pp	29.7%	46.0%	16.3pp
Net loss (million TRY)	(35.9)	(104.6)	191.4%	(126.0)	(232.4)	84.4%

(1) BeST, in which we hold an 100% stake, has operated in Belarus since July 2008.

BeST revenues increased 17.8% year-on-year in Q323 in local currency terms. This was driven mainly by the rise in data and voice revenues, supported by price increases and the rising weight of higher tariffs in the mix as well as a 9.1% increase in the three-month active subscriber base. BeST’s EBITDA was at BYN20.5 million in Q323 with an EBITDA margin of 45.5% on a 14.4pp improvement. The decrease in interconnection expenses had a strong positive impact on the EBITDA. BeST’s revenues in TRY terms grew by 43.5% year-on-year in Q323 and EBITDA margin was at 45.6%.

BeST offers LTE services to all six regions, encompassing 4.1 thousand sites. This strategic expansion has played a substantial role in the growing adoption of 4G services, with 82% of the 3-months active subscriber base, continuing to enhance mobile data consumption and the utilization of digital services. Meanwhile, 4G subscribers saw a strong increase in their average monthly data consumption, with an 11% rise compared to the previous year, reaching 19.1 GB.

Kuzey Kıbrıs Turkcell[2] (million TRY)	Quarter			Nine Months
	Q322	Q323	y/y%	9M22	9M23	y/y%
Number of subscribers (million)	0.6	0.6	-	0.6	0.6	-
Revenue	125.4	245.8	96.0%	325.3	594.3	82.7%
EBITDA	48.3	101.9	111.0%	129.9	224.8	73.1%
EBITDA margin (%)	38.5%	41.5%	3.0pp	39.9%	37.8%	(2.1pp)
Net income	26.0	25.0	(3.8%)	68.8	40.8	(40.7%)
Capex	32.7	121.3	270.9%	97.8	324.8	232.1%

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues grew 96.0% year-on-year in Q323, driven by mobile segment revenues backed by increased ARPU. The EBITDA of Kuzey Kıbrıs Turkcell rose 111.0% year-on-year leading to an EBITDA margin of 41.5% in Q323. The EBITDA was positively affected by a robust top-line performance and the interconnection cost.

13

TECHFIN

Paycell Financial Data (million TRY)	Quarter			Nine Months
	Q322	Q323	y/y%	9M22	9M23	y/y%
Revenue	244.0	517.9	112.3%	606.7	1,200.1	97.8%
EBITDA	109.0	255.0	133.9%	271.1	565.5	108.6%
EBITDA Margin (%)	44.7%	49.2%	4.5pp	44.7%	47.1%	2.4pp
Net Income	75.6	148.8	96.8%	190.8	350.8	83.9%

Paycell saw another quarter of strong performance registering 112.3% year-on-year revenue growth in Q323. This growth was mainly attributed to the consistently high demand for digital payment services. Paycell strategically leveraged its diverse product range, which includes mobile payment services, POS solutions, and the Paycell card, with a particular focus on the Pay Later solution, to effectively respond to and satisfy the rising demand. Paycell’s EBITDA rose 133.9% year-on-year, leading to an EBITDA margin of 49.2% in Q323. The growth is sustained by successful performance in all verticals.

In Q323, the transaction volumes for Paycell's product portfolio continued to show significant growth. We launched the Paycell Shopping Limit product in collaboration with Financell to enhance our customers' shopping experiences on the leading e-commerce platforms in this quarter. Meanwhile, the quarterly transaction volume for the Pay Later service, excluding group transactions, more than doubled year-on-year, reaching TRY2.5 billion. This service was utilized by 5.9 million active Pay Later users in Q323. At the same time, transactions made with the Paycell card increased to TRY3.9 billion. The overall transaction volume for POS solutions also rose to TRY6.2 billion, with a quarterly increase of 32%. Meanwhile, the total transaction volume across all services increased 76% to TRY18.3 billion, year-on-year, thanks to the increase in 3-month active users to 8.1 million and their increased usage.

Financell[1] Financial Data (million TRY)		Quarter		Nine Months
	Q322	Q323	y/y%	9M22	9M23	y/y%
Revenue	253.5	516.3	103.7%	660.9	1,235.8	87.0%
EBITDA	124.3	175.5	41.2%	364.9	497.5	36.3%
EBITDA margin (%)	49.0%	34.0%	(15.0pp)	55.2%	40.3%	(14.9pp)
Net income	74.3	(377.5)	(608.1%)	220.7	(110.9)	(150.2%)

In Q323, Financell had a big boost in their revenue, with a 103.7% growth compared to the previous year. This growth is mainly attributable to the expansion of the loan portfolio and the higher interest rates compared to the same period of last year. The decline in the EBITDA margin was mainly due to the increase in funding costs. Despite the strong operational and financial results, due to earthquake donation, Financell incurred a net loss in this quarter.

Financell's loan portfolio saw substantial growth, rising from TRY4.7 billion in Q223 to TRY5.7 billion in Q323. This expansion can be attributed to increased economic activity and greater lending to the corporate sector. Additionally, Financell's cost of risk decreased from 1.9% in Q223 to 1.5% in Q323, primarily as a result of reduced the negative impacts from February’s earthquakes. Additionally, Financell has extended loans to over 27 thousand corporate customers.

(1) Following the change in the organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under the Financell, has been classified from Financell to "Other" in the Techfin segment as of the first quarter of 2023. Within this scope, all past data have been revised for comparability purposes.

14

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 56.2 million as of September 30, 2023. This figure is calculated by taking the number of subscribers of Turkcell Türkiye, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Türkiye, and the mobile subscribers of lifecell, BeST and Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q322	Q223	Q323	y/y%	q/q%
Turkcell Türkiye subscribers (million)[1]	41.6	42.0	42.7	2.6%	1.7%
lifecell (Ukraine)	10.1	11.1	11.4	12.9%	2.7%
BeST (Belarus)	1.5	1.5	1.5	-	-
Kuzey Kıbrıs Turkcell	0.6	0.6	0.6	-	-
Turkcell Group Subscribers (million)	53.8	55.2	56.2	4.5%	1.8%

(1) Subscribers to more than one service are counted separately for each service. Including mobile, fixed broadband, IPTV and wholesale (MVNO&FVNO)

subscribers

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Nine Months
	Q322	Q223	Q323	y/y%	q/q%	9M22	9M23	y/y%
GDP Growth (Türkiye)	4.1%	3.8%	n.a	n.a	n.a	6.4%	n.a	n.a
Consumer Price Index (Türkiye)(yoy)	83.5%	38.2%	61.5%	(22.0pp)	23.0pp	83.5%	61.5%	(22.0pp)
US$ / TRY rate
Closing Rate	18.5038	25.8231	27.3767	48.0%	6.0%	18.5038	27.3767	48.0%
Average Rate	17.8817	20.7406	26.7052	49.3%	28.8%	15.7864	22.1011	40.0%
EUR / TRY rate
Closing Rate	17.9232	28.1540	29.0305	62.0%	3.1%	17.9232	29.0305	62.0%
Average Rate	18.0379	22.5331	28.9644	60.6%	28.5%	16.7562	23.9133	42.7%
US$ / UAH rate
Closing Rate	36.5686	36.5686	36.5686	-	-	36.5686	36.5686	-
Average Rate	35.3497	36.5686	36.5686	3.4%	-	31.1243	36.5686	17.5%
US$ / BYN rate
Closing Rate	2.4803	3.0315	3.2870	32.5%	8.4%	2.4803	3.2870	32.5%
Average Rate	2.5585	2.9308	3.1329	22.5%	6.9%	2.6446	2.9381	11.1%

15

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under TFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with TFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with TFRS.

Turkcell Group (million TRY)	Quarter			Nine Months
	Q322	Q323	y/y%	9M22	9M23	y/y%
Adjusted EBITDA	5,990.3	11,313.6	88.9%	15,322.4	27,595.3	80.1%
Depreciation and amortization	(2,397.7)	(3,458.2)	44.2%	(6,962.3)	(9,131.5)	31.2%
EBIT	3,592.6	7,855.4	118.7%	8,360.1	18,463.8	120.9%
Finance income	4.2	798.0	n.m	853.2	3,373.1	295.4%
Finance expense	(3,654.0)	(4,073.7)	11.5%	(10,918.0)	(19,994.7)	83.1%
Other operating income / (expense)	2,414.8	(29.4)	(101.2%)	5,772.0	6,531.8	13.2%
Investment activity income / (expense)	526.1	1,182.9	124.8%	1,622.3	4,564.5	181.4%
Share of profit of equity accounted investees	13.1	(101.5)	(874.8%)	(61.5)	(94.3)	53.3%
Consolidated profit before income tax & minority interest	2,896.9	5,631.7	94.4%	5,628.1	12,844.2	128.2%
Income tax expense	(501.1)	(155.1)	(69.0%)	(571.2)	(1,390.9)	143.5%
Consolidated profit before minority interest	2,395.8	5,476.6	128.6%	5,056.9	11,453.3	126.5%

16

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2023. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "will," "expect," "intend," "estimate," "believe", "continue" and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2022 filed with the U.S. Securities and Exchange Commission, and in particular the risk factors section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Türkiye, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 4 countries – Türkiye, Ukraine, Belarus, and Northern Cyprus. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY26.0 billion revenue in Q323 with total assets of TRY149.2 billion as of September 30, 2023. It has been listed on the NYSE and the BIST since July 2000, and is the only dual-listed company in Türkiye. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

17

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY	Quarter			Nine Months
	Q322	Q323	y/y%	9M22	9M23	y/y%
Net FX loss before hedging	(722.6)	(1,417.2)	96.1%	(3,450.9)	(8,548.3)	147.7%
Swap interest income/(expense)	(35.8)	147.3	n.m	(156.0)	316.7	n.m
Fair value gain on derivative financial instruments	(10.1)	599.7	n.m	814.5	2,992.7	267.4%
Net FX gain / (loss) after hedging	(768.5)	(670.2)	(12.8%)	(2,792.4)	(5,238.9)	87.6%

Table: Income tax expense details

Million TRY	Quarter			Nine Months
	Q322	Q323	y/y%	9M22	9M23	y/y%
Current tax expense	(484.6)	123.3	n.m	(723.4)	(366.8)	(49.3%)
Deferred tax income / (expense)	(16.5)	(278.4)	1,587.3%	152.1	(1,024.1)	(773.3%)
Income Tax expense	(501.1)	(155.1)	(69.0%)	(571.2)	(1,390.9)	143.5%

18

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH INTERIM PERIOD ENDED

30 SEPTEMBER 2023

(Translated into English from the report

originally issued in Turkish)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

CONTENT		PAGE
1	ORGANIZATION AND OPERATIONS OF THE COMPANY	8
2	BASIS OF PRESANTATION OF FINANCIAL STATEMENTS	10
3	SEGMENT REPORTING	15
4	RELATED PARTY DISCLOSURES	17
5	PROPERTY, PLANT AND EQUIPMENT	22
6	INTANGIBLE ASSETS	23
7	RIGHT-OF-USE ASSETS	24
8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES	25
9	COMMITMENTS	30
10	FINANCIAL INCOME AND EXPENSES	31
11	OTHER OPERATING INCOME AND EXPENSES	32
12	INVESTMENT INCOME AND EXPENSES	33
13	INVESTMENTS VALUED BY EQUITY METHOD	33
14	INCOME TAXES	34
15	REVENUE	35
16	DERIVATIVE INSTRUMENTS	37
17	BORROWINGS	41
18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS	44
19	FINANCIAL INVESTMENTS	47
20	CASH AND CASH EQUIVALENTS	49
21	EXPLANATIONS ON SEASONALITY	49
22	SUBSEQUENT EVENTS	50

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS OF
30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Unaudited	Audited
ASSETS	Notes	30 September 2023	31 December 2022
Current Assets
Cash and cash equivalents	20	39,053,480	25,960,674
Financial investments	19	13,401,762	4,783,562
-Time deposits		2,059,685	748,665
-Fair value through profit or loss financial assets		8,697,613	4,034,897
-Fair value through other comprehensive income financial assets		2,644,464	—
Trade receivables		10,827,250	6,741,511
-Trade receivables from related parties		153,515	76,449
-Trade receivables from non-related parties		10,673,735	6,665,062
Receivables from finance sector operations		5,231,571	3,276,788
-Non-related party receivables from finance sector operations		5,231,571	3,276,788
Balances with the Central Bank of the Republic Türkiye		617,970	162,593
Other receivables		108,663	145,589
-Other receivables from non-related parties		108,663	145,589
Assets arising from customer contracts		2,734,867	1,888,942
-Assets arising from goods and service sales contracts		2,734,867	1,888,942
Derivative instruments	16	4,154,951	2,032,416
Inventories		594,625	277,670
Prepaid expenses		1,127,435	478,781
-Prepaid expenses to related parties		55,942	10,475
-Prepaid expenses to non-related parties		1,071,493	468,306
Assets related to current tax		384,069	446,892
Other current assets		975,524	611,232
TOTAL CURRENT ASSETS		79,212,167	46,806,650
Non-Current Assets
Financial investments	19	2,243,561	2,109,457
-Fair value through profit or loss financial assets		278,662	258,627
-Fair value through other comprehensive income financial assets		1,964,899	1,850,830
Trade receivables		322,493	298,759
-Trade receivables from non-related parties		322,493	298,759
Receivables from finance sector operations		597,582	285,138
-Non-related party receivables from finance sector operations		597,582	285,138
Other receivables		849,018	375,694
-Other receivables from non-related parties		849,018	375,694
Assets arising from customer contracts		90,619	67,054
-Assets arising from goods and service sales contracts		90,619	67,054
Investments valued by equity method	13	1,184,630	1,122,943
Investment properties		13,912	11,599
Property, plant and equipment	5	28,013,174	21,904,044
Right-of-use assets	7	3,993,345	3,062,298
Intangible assets	6	24,439,134	17,742,007
Prepaid expenses		3,540,029	2,423,822
-Prepaid expenses to related parties		—	178
-Prepaid expenses to non-related parties		3,540,029	2,423,644
Deferred tax assets		4,601,598	4,991,224
Other non-current assets		69,216	64,116
TOTAL NON-CURRENT ASSETS		69,958,311	54,458,155
TOTAL ASSETS		149,170,478	101,264,805

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

1

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS OF
30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Unaudited	Audited
LIABILITIES	Notes	30 September 2023	31 December 2022
Short-term Liabilities
Short-term borrowings	17	18,324,664	10,758,843
Short-term borrowings from related parties	4	9,413,086	4,519,404
-Bank loans		7,962,874	4,120,621
-Lease obligations		233,500	41,286
-Issued debt instruments		1,216,712	357,497
Short-term borrowings from non-related parties		8,911,578	6,239,439
-Bank loans		5,750,558	4,640,233
-Lease obligations		1,123,726	831,991
-Issued debt instruments		2,037,294	767,215
Short-term portion of long-term borrowings		9,853,227	5,962,404
Short-term portion of long-term borrowings from related parties	4	22,053	—
-Bank loans		22,053	—
Short-term portion of long-term borrowings from non-related parties	17	9,831,174	5,962,404
-Bank loans		8,334,628	4,955,284
-Issued debt instruments		1,496,546	1,007,120
Trade payables		9,808,166	7,821,670
-Trade payables to related parties		179,229	240,385
-Trade payables to non-related parties		9,628,937	7,581,285
Payables related to employee benefits		744,662	354,375
Other payables		6,296,146	2,392,209
-Other payables to related parties		1,033,664	925
-Other payables to non-related parties		5,262,482	2,391,284
Liabilities arising from customer contracts		1,205,194	706,046
-Liabilities arising from goods and service sales contracts		1,205,194	706,046
Derivative instruments	16	66,787	150,923
Deferred revenue		141,097	113,402
-Deferred revenue from related parties		1,398	13,628
-Deferred revenue from non-related parties		139,699	99,774
Current tax liability		114,177	243,485
Short-term provisions		884,593	753,933
-Short-term provisions related to employee benefits		836,471	722,063
-Other short-term provisions		48,122	31,870
Other short-term liabilities		3,358	1,474
TOTAL SHORT-TERM LIABILITIES		47,442,071	29,258,764
Long-term Liabilities
Long-term borrowings	17	55,274,298	37,133,103
Long-term borrowings from related parties	4	85,891	84,095
-Bank loans		22,530	—
-Lease obligations		63,361	84,095
Long-term borrowings from non-related parties		55,188,407	37,049,008
-Bank loans		27,149,820	17,945,061
-Lease obligations		2,732,943	2,097,859
-Issued debt instruments		25,305,644	17,006,088
Trade payables		942,949	35,258
-Trade payables to related parties		17,981	938
-Trade payables to non-related parties		924,968	34,320
Liabilities arising from customer contracts		333,576	261,328
-Liabilities arising from goods and service sales contracts		333,576	261,328
Deferred revenue		40,574	6,095
-Deferred revenue from non-related parties		40,574	6,095
Long-term provisions		3,040,820	2,758,758
-Long-term provisions related to employee benefits		1,731,753	1,790,031
-Other long-term provisions		1,309,067	968,727
Deferred tax liabilities		34,857	249,835
Other long-term liabilities		1,081,949	666,613
TOTAL LONG-TERM LIABILITIES		60,749,023	41,110,990
TOTAL LIABILITIES		108,191,094	70,369,754

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

2

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS OF
30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Reviewed	Audited
EQUITY	Notes	30 September 2023	31 December 2022
Equity attributable to owners of the parent		40,973,399	30,891,061
Paid in capital		2,200,000	2,200,000
Treasury shares (-)		(133,901)	(118,399)
Share premiums		269	269
Accumulated other comprehensive loss that will not be reclassified in profit or loss (-)		(833,052)	(985,578)
Revaluation and remeasurement loss		(833,052)	(985,578)
-Defined benefit plans remeasurement loss (-)		(833,052)	(985,578)
Accumulated other comprehensive loss that will be reclassified in profit or loss (-)		(1,133,004)	(1,882,081)
Currency translation reserve		4,274,486	1,876,409
Hedging reserve		(4,463,652)	(2,383,736)
-Gain from cash flow hedges		166,372	270,905
-Loss from net investment hedge on the company operating abroad (-)		(4,630,024)	(2,654,641)
Revaluation and remeasurement losses		(28,046)	(82,503)
-Loss from fair value through other comprehensive income financial assets (-)		(28,046)	(82,503)
Changes in the time value of options		(915,792)	(1,292,251)
Legal reserves		4,236,377	3,948,937
Prior years’ profit		25,180,473	16,674,720
Net profit for the period		11,456,237	11,053,193
Non-controlling interests		5,985	3,990
TOTAL EQUITY		40,979,384	30,895,051
TOTAL LIABILITIES		149,170,478	101,264,805

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

3

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Unaudited
	Notes	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022
PROFIT OR LOSS SECTION
Revenue	15	62,697,062	25,063,239	36,662,519	14,203,269
Revenue from finance sector operations	15	2,222,763	929,747	1,172,040	459,218
TOTAL REVENUE		64,919,825	25,992,986	37,834,559	14,662,487

Cost of revenue (-)		(39,476,637)	(15,180,414)	(25,911,908)	(9,665,583)
Cost of revenue from finance sector operations (-)		(956,259)	(452,271)	(425,710)	(186,482)
TOTAL COST OF REVENUE		(40,432,896)	(15,632,685)	(26,337,618)	(9,852,065)

Gross profit from business operations		23,220,425	9,882,825	10,750,611	4,537,686
Gross profit from finance sector operations		1,266,504	477,476	746,330	272,736
GROSS PROFIT		24,486,929	10,360,301	11,496,941	4,810,422

General administrative expenses (-)		(1,991,951)	(862,972)	(1,045,590)	(393,780)
Marketing expenses (-)		(3,404,162)	(1,431,265)	(1,800,280)	(683,668)
Other operating income	11	8,944,540	2,055,599	6,070,924	2,523,195
Other operating expenses (-)	11	(2,412,739)	(2,084,963)	(298,909)	(108,413)
OPERATING PROFIT		25,622,617	8,036,700	14,423,086	6,147,756

Investment income	12	4,658,267	1,226,277	1,622,331	526,107
Investment expenses (-)	12	(93,777)	(43,402)	—	—
Impairment losses determined in accordance with TFRS 9 (-)		(627,009)	(210,678)	(291,008)	(140,360)

Share on profit/(loss) of investments valued by equity method	13	(94,327)	(101,512)	(61,453)	13,093
PROFIT BEFORE FINANCIAL INCOME / (EXPENSES)		29,465,771	8,907,385	15,692,956	6,546,596

Financial income	10	3,373,085	798,010	853,167	4,231
Financial expenses (-)	10	(19,994,655)	(4,073,693)	(10,918,022)	(3,653,961)
PROFIT FROM OPERATIONS BEFORE TAXATION		12,844,201	5,631,702	5,628,101	2,896,866

Tax (expense)/income from operations		(1,390,869)	(155,122)	(571,241)	(501,098)
Tax expense for the period (-)		(366,799)	123,305	(723,363)	(484,604)
Deferred tax (expense)/income for the period		(1,024,070)	(278,427)	152,122	(16,494)
PROFIT FOR THE PERIOD		11,453,332	5,476,580	5,056,860	2,395,768

Distribution of profit for the period
Non-controlling interests		(2,905)	(1,804)	(80)	(64)
Owners of the parent		11,456,237	5,478,384	5,056,940	2,395,832

Earnings per share (TL)		5.25	2.51	2.32	1.10
Earnings per share		5.25	2.51	2.32	1.10

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

4

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Unaudited
	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022

PROFIT FOR THE PERIOD	11,453,332	5,476,580	5,056,860	2,395,768

Other comprehensive income/(loss)

Items that will not be reclassified to profit or loss	152,526	45,049	—	—
Gain/(loss) on remeasurements of defined benefit plans	132,254	(2,034)	—	—
Tax effect of gain/(loss) on remeasurements of defined benefit plans	20,272	47,083	—	—

Items that will be reclassified to profit or loss	749,077	159,548	(838,971)	(698,088)
Currency translation differences related to foreign operations	2,864,332	565,044	304,354	(611,713)
-Gain from currency translation differences in foreign operations	2,864,332	565,044	304,354	(611,713)
Gain/(loss) on financial assets measured at fair value through other comprehensive income	65,734	10,166	(198,649)	14,224
Gain from cash flow hedges	(5,806)	(69,462)	507,524	147,645
Reclassification adjustments for cash flow hedge	(71,135)	(4,644)	(88,683)	(11,215)
Gain/(loss) from changes in the time value of options	391,171	(17,031)	(30,034)	137,161
Reclassification adjustments for changes in the time value of options	14,415	22,189	47,291	31,977
Loss on net investment hedge in foreign operations (-)	(2,855,063)	(280,194)	(761,993)	(106,723)
Taxes relating to other comprehensive income to be reclassified to profit or loss	345,429	(66,520)	(618,781)	(299,444)
-Tax effect of currency translation differences in foreign operations	(466,255)	(467,203)	(710,592)	(252,278)
-Tax effect of gain from fair value through other comprehensive income financial assets	(11,277)	(163)	39,730	(2,845)
-Tax effect of gain from cash flow hedges	(27,592)	(14,819)	(96,866)	(31,838)
-Tax effect of gain from changes in the time value of options	(29,127)	50,959	(3,452)	(33,828)
-Tax effect of loss on net investment hedge in foreign operations	879,680	364,706	152,399	21,345

OTHER COMPREHENSIVE INCOME	901,603	204,597	(838,971)	(698,088)

TOTAL COMPREHENSIVE INCOME	12,354,935	5,681,177	4,217,889	1,697,680

Distribution of total comprehensive income for the period	12,354,935	5,681,177	4,217,889	1,697,680
Non-controlling interests	(2,905)	(1,804)	(80)	(64)
Owners of the parent	12,357,840	5,682,981	4,217,969	1,697,744

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

5

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

					Accumulated other comprehensive loss that will not be reclassified in profit or loss	Accumulated other comprehensive loss that will be reclassified in profit or loss						Retained Earnings
Unaudited	Paid in capital	Treasury shares (-)	Share premiums	Additional capital contributions of shareholders	Defined benefit plans remeasurement (loss)	Gains/(losses) from fair value through other comprehensive income financial assets	(Loss) from net investment hedge on the company operating abroad	Gains/(losses) from cash flow hedges	Changes in the time value of options	Currency translation reserve	Legal reserves	Prior years’ profit	Net profit for the period	Equity attributable to owners of the parent	Non-controlling interests	Equity
Balance at 1 January 2022	2,200,000	(128,057)	269	35,026	(225,892)	(50,410)	(1,586,177)	(9,746)	(1,555,773)	2,036,379	3,612,388	13,202,920	5,031,098	22,562,025	247	22,562,272
Transfers	—	—	—	—	—	—	—	—	—	—	277,967	4,753,131	(5,031,098)	—	—	—
Total comprehensive income	—	—	—	—	—	(158,919)	(609,594)	321,975	13,805	(406,238)	—	—	5,056,940	4,217,969	(80)	4,217,889
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	5,056,940	5,056,940	(80)	5,056,860
Other comprehensive income/(loss)	—	—	—	—	—	(158,919)	(609,594)	321,975	13,805	(406,238)	—	—	—	(838,971)	—	(838,971)
Acquisition of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	49	49
Other	—	—	—	—	(104)	—	—	—	—	—	—	—	—	(104)	(247)	(351)
Dividends	—	9,658	—	—	—	—	—	—	—	—	—	(1,257,775)	—	(1,248,117)	—	(1,248,117)
Balance at 30 September 2022	2,200,000	(118,399)	269	35,026	(225,996)	(209,329)	(2,195,771)	312,229	(1,541,968)	1,630,141	3,890,355	16,698,276	5,056,940	25,531,773	(31)	25,531,742

Balance at 1 January 2023	2,200,000	(118,399)	269	—	(985,578)	(82,503)	(2,654,641)	270,905	(1,292,251)	1,876,409	3,948,937	16,674,720	11,053,193	30,891,061	3,990	30,895,051
Transfers	—	—	—	—	—	—	—	—	—	—	287,440	10,765,753	(11,053,193)	—	—	—
Total comprehensive income	—	—	—	—	152,526	54,457	(1,975,383)	(104,533)	376,459	2,398,077	—	—	11,456,237	12,357,840	(2,905)	12,354,935
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	—	11,456,237	11,456,237	(2,905)	11,453,332
Other comprehensive income/(loss)	—	—	—	—	152,526	54,457	(1,975,383)	(104,533)	376,459	2,398,077	—	—	—	901,603	—	901,603
Other changes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,900	4,900
Dividends	—	18,382	—	—	—	—	—	—	—	—	—	(2,260,000)	—	(2,241,618)	—	(2,241,618)
Changes due to share buyback transactions	—	(33,884)	—	—	—	—	—	—	—	—	—	—	—	(33,884)	—	(33,884)
Balance at 30 September 2023	2,200,000	(133,901)	269	—	(833,052)	(28,046)	(4,630,024)	166,372	(915,792)	4,274,486	4,236,377	25,180,473	11,456,237	40,973,399	5,985	40,979,384

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

6

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Unaudited
	Notes	30 September 2023	30 September 2022
A. CASH FLOWS FROM OPERATING ACTIVITIES		29,335,014	17,074,472
Profit for the Period		11,453,332	5,056,860
Profit for the period from continuing operations		11,453,332	5,056,860
Adjustments related to reconciliation of net profit for the period		25,424,775	17,069,976
Adjustments for depreciation and amortization	5-6-7	9,063,108	6,765,366
Adjustments for impairment		68,379	196,946
Adjustments for provisions		2,208,637	1,022,632
Adjustments for interest expenses		1,670,000	1,138,303
Adjustments for fair value (gain) from derivative instruments	16	(2,387,859)	(231,951)
Adjustments for tax expense		1,390,869	571,241
Adjustments for (gains) arising from the disposal of fixed assets		(150,726)	(66,601)
Adjustments for fair value (gains) from financial assets		(2,978,333)	(992,477)
Adjustments for retained losses of investments valued by equity method		94,327	61,453
Adjustments for unrealized foreign currency translation differences		16,426,924	8,617,500
Other adjustments related to (profit)/loss reconciliation		19,449	(12,436)
Changes in Working Capital:		(6,711,811)	(4,325,658)
Adjustments for (increase) in trade receivables		(4,280,317)	(1,869,292)
Adjustments for (increase) in inventories		(316,955)	(68,417)
(increase) in Central Bank of the Republic of Türkiye account		(455,377)	—
(Increase) in receivables from finance sector operations		(2,316,127)	(886,276)
(Increase) in other assets related to operations		(381,503)	(242,157)
Adjustments for (increase) in other receivables		(270,498)	(162,566)
Adjustments for (increase) in assets arising from customer contracts		(865,651)	(484,182)
Adjustments for increase/(decrease) in trade payables		1,395,220	(238,386)
(Increase) in prepaid expenses		(549,044)	(246,653)
Adjustments for increase in liabilities arising from customer contracts		571,396	200,788
Deferred revenue increase		62,174	15,244
Adjustments for increase in other payables		2,034,554	427,875
(Decrease) in other liabilities related to operations		(1,339,683)	(771,636)
Cash generated by operating activities		30,166,296	17,801,178
Interest paid		(3,103,655)	(1,695,303)
Tax paid		(433,284)	(349,769)
Interest received		2,705,657	1,318,366
B. CASH FLOWS FROM INVESTING ACTIVITIES		(22,683,295)	(13,746,739)
Cash outflows due to acquisition of property, plant and equipment	5	(8,007,723)	(4,188,503)
Cash outflows due to acquisition of intangible assets	6	(9,411,933)	(4,212,082)
Cash inflows from disposal of property, plant and equipments and intangible assets		225,457	166,072
Cash outflows due to additional share acquisition or capital increase of associates and/or joint ventures		(156,014)	(389,275)
Cash inflows from sale of shares in other entities or shares in funds or borrowing instruments		4,573,075	62,419
Cash outflows due to acquisition of shares in other entities or shares in funds or borrowing instruments		(5,947,296)	(3,896,286)
Other cash (outflows)/inflows		(2,743,736)	(650,086)
Change in other cash advances given		(1,215,125)	(638,998)
C. CASH FLOWS FROM FINANCING ACTIVITIES		6,231,080	2,284,336
Cash inflows from loans		33,910,046	22,389,854
Cash inflows from issued debt instruments		4,915,320	1,327,594
Cash outflows due to loan repayments		(27,865,706)	(17,368,583)
Dividends paid		—	(1,248,117)
Cash outflows due to the company's own acquisition of shares		(33,884)	—
Cash outflows due to issued debt instruments repayments		(2,895,320)	(1,416,871)
Cash outflows due to payments of lease obligations		(2,241,509)	(1,575,460)
Cash inflows from derivative instruments		2,238,171	1,317,695
Cash outflows due to derivative instruments		(1,796,038)	(1,141,776)
CHANGE IN CASH AND CASH EQUIVALENTS BEFORE CURRENCY TRANSLATION RESERVE EFFECT (A+B+C)		12,882,799	5,612,069

D. CURRENCY TRANSLATION RESERVE EFFECT ON CASH AND CASH EQUIVALENTS		182,298	91,439

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		13,065,097	5,703,508

E. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	20	25,940,066	18,619,881

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (A+B+C+D+E)	20	39,005,163	24,323,389

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

7

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY

Turkcell İletişim Hizmetleri Anonim Şirketi (the “Company” or “Turkcell”) was incorporated in Türkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydınevler Mahallesi İnönü Caddesi No: 20, Küçükyalı Ofispark/İstanbul. The main areas of activity of Turkcell are business and services predicted in tender for GSM (“Global System for Mobile Communications”) Pan Europe Telecommunication System signed with Turkish Repuclic Ministry of Transportation and Infrastructure (“Ministry”) and also telephone, telecommunication and similar services, activities within the scope of authorization regarding International Mobile Telecommunication (“IMT”) services and infrastructures without breaking the law of Post and Telegraph Organization (“PTT”).

As of 30 September 2023, Turkcells’ shares (the Company) have been quoted on Borsa Istanbul (“BIST”) and New York Stock Exchange – (“NYSE”).

The condensed consolidated financial statements for the nine month interim period ended 30 September 2023 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate and a joint venture have been approved for issue by the Board of Directors on 7 November 2023.As of 30 September 2023, The Company’s subsidiaries, associates and joint ventures are as follows:

Subsidiaries	Country	Nature of Business
Turktell Bilişim Servisleri A.Ş. (“Turktell”)	Türkiye	Information technology, value added GSM services and entertainment investments
Superonline İletişim Hizmetleri A.Ş. (“Turkcell Superonline”)	Türkiye	Telecommunications
Turkcell Satış ve Dijital İş Servisleri Hizmetleri A.Ş. (“Turkcell Satış”)	Türkiye	Sales, delivery and digital sales services
Turkcell Teknoloji Araştırma ve Geliştirme A.Ş. (“Turkcell Teknoloji”)	Türkiye	Research and development
Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”)	Türkiye	Property investments
Turkcell Dijital İş Servisleri A.Ş (“Turkcell Dijital”)	Türkiye	Digitalization services and products
Turkcell Dijital Eğitim Teknolojileri A.Ş (“Dijital Eğitim”)	Türkiye	Education technologies
Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş. (“Atmosware Teknoloji”)	Türkiye	Develop software products and services, training software developers
Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”)	Türkiye	Electricity energy trade and wholesale and retail electricity sales
Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. (“Boyut Enerji”)	Türkiye	Renewable energy production
Turkcell Finansman A.Ş. (“Turkcell Finansman”)	Türkiye	Consumer financing services
Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”)	Türkiye	Insurance agency activities
Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”)	Türkiye	Digital insurance activities
Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme”)	Türkiye	Payment services and e-money
Lifecell Dijital Servisler ve Çözümler A.Ş (“Lifecell Dijital Servisler”)	Türkiye	Development and providing of digital services and products
Lifecell Bulut Çözümleri A.Ş. (“Lifecell Bulut”)	Türkiye	Cloud solutions services and other services
Lifecell TV Yayın ve İçerik Hizmetleri A.Ş. (“Lifecell TV”)	Türkiye	Online radio, television and on-demand streaming services
Lifecell Müzik Yayın ve İletim A.Ş. (“Lifecell Müzik”)	Türkiye	Radio, television and on-demand streaming services
Kule Hizmet ve İşletmecilik A.Ş. (“Global Tower”)	Türkiye	Telecommunications infrastructure business
LLC UkrTower (“UkrTower”)	Ukraine	Telecommunications infrastructure business

Translated into English from the report originally issued in Turkish 8

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY (cont’d)

Subsidiaries (cont’d)	Country	Nature of Business
Beltower LLC (“Beltower”)	Republic of Belarus	Telecommunications infrastructure business
East Asian Consortium B.V. (“Eastasia”)	The Netherlands	Telecommunications investments
Kıbrıs Mobile Telekomünikasyon Limited Şirketi (“Kıbrıs Telekom”)	Turkish Republic of Northern Cyprus	Telecommunications
Lifecell Digital Limited Şirketi (“Lifecell Dijital”)	Turkish Republic of Northern Cyprus	Telecommunications
Turkcell Dijital Teknolojileri Ltd ("Turkcell Dijital Teknoloji") (*)	Turkish Republic of Northern Cyprus	Electronic payment services
Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş. (“Turkcell Global Bilgi”)	Türkiye	Customer relations and human resources management
LLC Global Bilgi (“Global Ukrayna”)	Ukraine	Customer relations management
Rehberlik Hizmetleri A.Ş. (“Rehberlik Hizmetleri”)	Türkiye	Directory assistance
Lifecell Ventures Coöperatief U.A. (“Lifecell Ventures”)	The Netherlands	Telecommunications investments
LLC Lifecell (“Lifecell”)	Ukraine	Telecommunications
Paycell Limited Liability Company (“Paycell LLC”)	Ukraine	Consumer financing services, payment services, e-money
Paycell Europe GmbH (“Paycell Europe”)	Germany	Telecommunications
Yaani Digital BV (“Yaani”)	The Netherlands	Internet search engine and browser services
BiP Digital Communication Technologies B.V (“BiP B.V.”)	The Netherlands	Providing digital services and products
BiP İletişim Teknolojileri ve Dijital Servisler A.Ş. (“BiP A.Ş.”)	Türkiye	Providing digital services and products
CJSC Belarusian Telecommunications Network (“BeST”)	Republic of Belarus	Telecommunications
Lifetech LLC (“Lifetech”)	Republic of Belarus	Information technology, programming and technical support
Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu (“Turkcell GSYF”)	Türkiye	Venture capital investment fund
W3 Labs Yeni Teknolojiler A.Ş. ("W3")	Türkiye	Informatics technologies
Ultia Teknoloji Yazılım ve Uygulama Geliştirme Ticaret A.Ş. ("Ultia") (**)	Türkiye	Informatics technologies

(*) Turkcell Dijital Teknolojileri Ltd., in which the Group’s wholly owned subsidiaries Lifecell Digital and Kıbrıs Telekom have 99.9998% and 0.0002% shareholding, respectively, has been incorporated. The company, which will operate in electronic payment services in the Turkish Republic of Northern Cyprus, has a paid-in capital of TL 500. Registration and announcement of the respective company have been completed on 26 January 2023.

(**) All kinds of intellectual property rights, including but not limited to, all software, domain names, brands and patents of Turkcell Teknoloji Ultia Platform, which is a 100% subsidiary of the Group, has been transferred to Ultia, a technology oriented company established by Turkcell GSYF.

Associates	Country	Nature of Business
Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. (“TOGG”)	Türkiye	Electric passenger car development, production and trading activities

Joint Venture	Country	Nature of Business
Sofra Kurumsal ve Ödüllendirme Hizmetleri A. Ş. (“Sofra”)	Türkiye	Meal coupons and cards

As of 30 September 2023, the capital shares and voting rights of TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Şirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are respectively 26.2% and 19.8%. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95%. The Group’s immediate and ultimate parents are TVF BTIH and TVF as of 30 September 2023, respectively. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 30 September 2023.

Translated into English from the report originally issued in Turkish 9

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESANTATION OF FINANCIAL STATEMENTS
2.1	Basis of Presentation

The Group prepared its interim condensed financial statements as of and for the nine month interim period ended 30 September 2023 in accordance with Turkish Accounting Standards No:34 Interim Financial Reporting.The Group’s interim condensed consolidated financial statement does not include all disclosures and notes that should be included at year-end financial statements. Therefore, the interim condensed consolidated financial statements should be examined together with the 31 December 2022 year-end financial statements.

The accompanying condensed interim consolidated financial statements are prepared in accordance with Communiqué Serial II, No: 14,1, “Principles of Financial Reporting in Capital Markets” (“the Communiqué”) published in the Official Gazette numbered 28676 on 13 September 2013. According to Article 5 of the Communiqué, interim condensed consolidated financial statements are prepared in accordance with Turkish Financial Reporting Standards (“TFRS”) issued by Public Oversight Accounting and Auditing Standards Authority (“POA”), its addendum and interpretations. The Group’s interim condensed consolidated financial statements are presented in accordance with announcement regarding “Formats of Financial Statements and its Notes” by POA on 20 May 2013. The Group has made required adjustments and classifications in accordance with “the illustrative Financial Statements and User Guide” and “2022 TFRS Taxonomy” published by POA on 10 October 2022.

Restatement of Financial Statements During the Hyperinflationary Periods

POA made an announcement on 20 January 2022 whether entities applying TFRS will apply TAS 29 Financial Reporting in Hyperinflationary Economies (“TAS 29”) in the 2021 financial reporting period. According to this announcement, it is stated that entities applying TFRS do not need to make any adjustments within the scope of TAS 29 in their financial statements for year ended 2021.TAS 29 describes characteristics that may indicate that an economy is hyperinflationary, and it requires all entities that report in the currency of the same hyperinflationary economy apply this Standard from the same date. Therefore, it is expected that TAS 29 will start to be applied simultaneously by all entities with the announcement of Public Oversight Accounting and Auditing Standards Authority to ensure consistency of the application required by TAS 29 throughout the country. However, as of the reporting date, there is no updated announcement has been made by the POA regarding the scope and application of TAS 29. In this context, no inflation adjustment was made according to TAS 29 in the condensed consolidated financial statements as of 30 September 2023.

2.2	Changes in Accounting Policies and Errors

Significant changes in accounting policies and significant accounting errors detected are applied retrospectively and the prior period financial statements are restated. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and important differences are disclosed. There has been no significant change in the Group's accounting policies in the current period.

2.3	New standards and interpretations

The accounting policies adopted in preparation of the consolidated financial statements as of 30 September 2023 are consistent with those of the previous financial year, except for the adoption of new and amended TFRS and TFRS interpretations effective as of 1 January 2023 and thereafter. The effects of these standards and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs.

Translated into English from the report originally issued in Turkish 10

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.3	New standards and interpretations (cont’d)

i) The new standards, amendments and interpretations which are effective as of 1 January 2023 are as follows:

Amendments to TAS 8 - Definition of Accounting Estimates

In August 2021, POA issued amendments to TAS 8, in which it introduces a new definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, the amended standard clarifies that the effects of a change in an input or a change in a measurement technique on an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This aspect of the definition was retained by the POA. The amendments apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of the effective date. The amendments did not have a significant impact on the financial position or performance of the Group.

Amendments to TAS 1 - Disclosure of Accounting Policies

In August 2021, POA issued amendments to TAS 1, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. In the absence of a definition of the term ‘significant’ in TFRS, the POA decided to replace it with ‘material’ in the context of disclosing accounting policy information. ‘Material’ is a defined term in TFRS and is widely understood by the users of financial statements, according to the POA. In assessing the materiality of accounting policy information, entities need to consider both the size of the transactions, other events or conditions and the nature of them. Examples of circumstances in which an entity is likely to consider accounting policy information to be material have been added. The amendments did not have a significant impact on the financial position or performance of the Group.

Amendments to TAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In August 2021, POA issued amendments to TAS 12, which narrow the scope of the initial recognition exception under TAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognised in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of the asset and liability. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability for all deductible and taxable temporary differences associated with leases and decommissioning obligations should be recognized.The amendments did not have a significant impact on the financial position or performance of the Group.

Translated into English from the report originally issued in Turkish 11

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.3	New standards and interpretations (cont’d)

i) The new standards, amendments and interpretations which are effective as of 1 January 2023 are as follows (cont’d):

Amendments to TAS 12 - International Tax Reform – Pillar Two Model Rules

In September 2023, POA issued amendments to TAS 12, which introduce a mandatory exception in TAS 12 from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes. The amendments clarify that TAS 12 applies to income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two Model Rules published by the Organization for Economic Cooperation and Development (“OECD”). The amendments also introduced targeted disclosure requirements for entities affected by the tax laws. The temporary exception from recognition and disclosure of information about deferred taxes and the requirement to disclose the application of the exception apply immediately and retrospectively upon issue of the amendments. However, certain disclosure requirements are not required to be applied for any interim period ending on or before 31 December 2023. The Group is in the process of assessing the impact of the standard on financial position or performance of the Group

ii) Standards that are issued but not yet effective and early adopted

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to TFRS 10 and TAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2017, POA postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted. The Group will wait until the final amendment to assess the impacts of the changes.

TFRS 17 - The New Standard for insurance contracts

POA issued TFRS 17 in February 2019, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. TFRS 17 model combines a current balance sheet measurement of insurance contract liabilities with the recognition of profit over the period that services are provided. Certain changes in the estimates of future cash flows and the risk adjustment are also recognised over the period that services are provided. Entities will have an option to present the effect of changes in discount rates either in profit and loss or in OCI. The standard includes specific guidance on measurement and presentation for insurance contracts with participation features. In accordance with amendments issued by POA in December 2021, entities have transition option for a “classification overlay” to avoid possible accounting mismatches between financial assets and insurance contract liabilities in the comparative information presented on initial application of TFRS 17.

The mandatory effective date of the Standard for the following entities has been postponed to accounting periods beginning on or after January 1, 2024 with the announcement made by the POA:

-	Insurance, reinsurance and pension companies.
-	Banks that have ownership/investments in insurance, reinsurance and pension companies and
-	Other entities that have ownership/investments in insurance, reinsurance and pension companies.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Translated into English from the report originally issued in Turkish 12

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.3	New standards and interpretations (cont’d)

ii) Standards that are issued but not yet effective and early adopted (cont’d)

Amendments to TAS 1- Classification of Liabilities as Current and Non-Current Liabilities

In January 2020 and January 2023, POA issued amendments to TAS 1 to specify the requirements for classifying liabilities as current or non-current. According to the amendments made in January 2023 if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. In addition, January 2023 amendments require an entity to provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. This disclosure must include information about the covenants and the related liabilities. The amendments clarified that the classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective for periods beginning on or after 1 January 2024. The amendments must be applied retrospectively in accordance with TAS 8. Early application is permitted. However, an entity that applies the 2020 amendments early is also required to apply the 2023 amendments, and vice versa. The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Amendments to TFRS 16 - Lease Liability in a Sale and Leaseback

In January 2023, POA issued amendments to TFRS 16. The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains. In applying requirements of TFRS 16 under “Subsequent measurement of the lease liability” heading after the commencement date in a sale and leaseback transaction, the seller lessee determines ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee would not recognise any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments in TFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with TAS 8. A seller-lessee applies the amendments to annual reporting periods beginning on or after 1 January 2024. Earlier application is permitted. A seller-lessee applies the amendments retrospectively in accordance with TAS 8 to sale and leaseback transactions entered into after the date of initial application of TFRS 16. The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Translated into English from the report originally issued in Turkish 13

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.3	New standards and interpretations (cont’d)

ii) Standards that are issued but not yet effective and early adopted (cont’d)

Amendments to TAS 7 and TFRS 7 - Disclosures: Supplier Finance Arrangements

The amendments issued by POA in September 2023 specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts an entity owes its suppliers and the entity agreeing to pay according to the terms and conditions of the arrangements at the same date as, or a date later than, suppliers are paid. The amendments require an entity to provide information about terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those liabilities. In the context of quantitative liquidity risk disclosures required by TFRS 7, supplier finance arrangements are also included as an example of other factors that might be relevant to disclose. The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted but will need to be disclosed. The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

iii) The new amendments that are issued by the International Accounting Standards Board (IASB) but not issued by Public Oversight Authority (POA)

The following amendments to IAS 21 are issued by IASB but not yet adapted/issued by POA. Therefore, they do not constitute part of TFRS. The Group will make the necessary changes to its consolidated financial statements after the amendments are issued and become effective under TFRS.

Amendments to IAS 21 - Lack of exchangeability

In August 2023, IASB issued amendments to IAS 21. The amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

2.4	Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable the monitor the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed.

The Group has classified short-term borrowings from non-related parties amounting to TL 1,329,365 as short-term borrowings from related parties as of 31 December 2022. The reclassification has no effect on the consolidated statement of profit or loss and statement of cash flows.

Translated into English from the report originally issued in Turkish 14

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3	SEGMENT REPORTING

In accordance with its integrated communication and technology services strategy and economic integrity, Group divides its main business segments into three groups as “Turkcell Türkiye”, “Turkcell International” and “Techfin”. While some of these strategic segments offer the same types of services, they are regularly review by the chief operating decision maker function according to their resource allocation and performances because they operate in different geographical locations and are affected by different economic conditions. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkiye comprises mobile, fixed telecom, digital services and digital business services operations of Turkcell Superonline, Turkcell Satış’s digital business services, Turkcell Dijital, Turkcell Global Bilgi intra-group operations, Turktell, Atmosware Teknoloji, Turkcell Teknoloji, Ultia, Global Tower, Rehberlik Hizmetleri, Turkcell Gayrimenkul, Lifecell Dijital Servisler, Lifecell Bulut, Lifecell TV, Lifecell Müzik and BiP A.Ş. in Türkiye.

Turkcell International comprises telecom and digital services related operations of Lifecell, BeST, Kıbrıs Telekom, Eastasia, Lifecell Ventures, UkrTower, Global Ukrayna, Lifetech, Beltower, Lifecell Digital, Yaani and BiP B.V. outside of Türkiye.

Techfin reportable segment comprises all financial services operations of Turkcell Finansman, Turkcell Ödeme, Turkcell Sigorta, Turkcell Dijital Sigorta, Paycell Europe, Paycell LLC and Turkcell Dijital Teknoloji.

Other reportable segment mainly comprises non-Group call center operations of Turkcell Global, Turkcell Satış’s other operations, Turkcell Enerji, Boyut Enerji, Turkcell GSYF and Dijital Eğitim’s operations.

Information about segments is presented at below. The Board primarily uses EBITDA (earnings before interest, tax, depreciation and amortization) to assess the performance of the operating segments. EBITDA is calculated by the Group by adding depreciation and amortization to the net amount of sales revenue, cost of sales, marketing and general administrative expenses. Reconciliation of EBITDA to the consolidated profit for the period is included in the accompanying notes.

EBITDA is not a financial measure defined by TFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

Translated into English from the report originally issued in Turkish 15

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3	SEGMENTAL REPORTING (cont’d)
	Nine months period ended 30 September
	Turkcell Türkiye		Turkcell International		Techfin		Other		Inter-segment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Total segment revenue	51,019,622	28,402,287	6,923,773	4,541,006	2,439,332	1,265,937	5,783,793	5,402,735	(1,246,695)	(1,777,406)	64,919,825	37,834,559
Inter-segment revenue	(447,830)	(162,111)	(101,003)	(101,841)	(216,569)	(93,897)	(481,293)	(1,419,557)	1,246,695	1,777,406	—	—
Revenues from external customers	50,571,792	28,240,176	6,822,770	4,439,165	2,222,763	1,172,040	5,302,500	3,983,178	—	—	64,919,825	37,834,559
EBITDA	22,481,123	11,988,152	3,665,930	2,310,449	987,211	627,638	513,937	415,035	(52,907)	(18,899)	27,595,294	15,322,375

	Three months period ended 30 September
	Turkcell Türkiye		Turkcell International		Techfin		Other		Inter-segment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Total segment revenue	20,438,096	11,075,680	2,867,637	1,634,650	1,035,817	499,127	2,174,831	2,211,837	(523,395)	(758,807)	25,992,986	14,662,487
Inter-segment revenue	(205,390)	(52,550)	(37,091)	(34,438)	(106,069)	(39,909)	(174,845)	(631,910)	523,395	758,807	—	—
Revenues from external customers	20,232,706	11,023,130	2,830,546	1,600,212	929,748	459,218	1,999,986	1,579,927	—	—	25,992,986	14,662,487
EBITDA	9,274,861	4,758,705	1,476,066	846,417	383,785	230,297	201,705	156,373	(22,809)	(1,521)	11,313,608	5,990,271

Translated into English from the report originally issued in Turkish 16

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3	SEGMENTAL REPORTING (cont’d)

Reconcilations regarding to EBITDA

	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022

Profit for the year	11,453,332	5,476,580	5,056,860	2,395,768

Add/(Less):

Income tax expenses	1,390,869	155,122	571,241	501,098
Other operating income	(8,944,540)	(2,055,599)	(6,070,924)	(2,523,195)
Other operating expense	2,412,739	2,084,963	298,909	108,413
Investment income	(4,658,267)	(1,226,277)	(1,622,331)	(526,107)
Investment expense	93,777	43,402	—	—
Financial income	(3,373,085)	(798,010)	(853,167)	(4,231)
Financial expense	19,994,655	4,073,693	10,918,022	3,653,961
Depreciation, amortization and impairment losses	9,131,487	3,458,222	6,962,312	2,397,657
Share of loss/(profit) of equity accounted investees	94,327	101,512	61,453	(13,093)
Consolidated EBITDA	27,595,294	11,313,608	15,322,375	5,990,271

4	RELATED PARTY DISCLOSURES

Transactions with related parties

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers. There are no loans to key management personnel as of 30 September 2023 and 2022.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

The benefits paid and provided to key management personnel as of 30 September 2023 and 2022 are as follows:

	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022
Short-term benefits	194,301	71,003	107,928	35,256
Long-term benefits	1,381	609	1,095	483
Employee termination benefits	272	53	772	493
	195,954	71,665	109,795	36,232

Translated into English from the report originally issued in Turkish 17

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4	RELATED PARTIES (cont’d)

Transactions with other related parties

Material transactions with related parties as of 30 September 2023 and 2022 are as follows:

Revenues:	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022
Türk Telekom Mobil İletişim Hizmetleri A.Ş (“TT Mobil”)(*)	647,939	225,818	402,707	198,972
Ziraat Bankası A.Ş. (“Ziraat Bankası”)(*)	503,570	36,614	43,265	15,664
Türkiye Sigorta A.Ş. ("Türkiye Sigorta")(*)	248,974	92	767	327
Türk Hava Yolları A.Ş. (“THY”)(*)	168,631	64,748	91,761	34,602
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”)(*)	136,510	54,094	104,925	34,188
Güneş Express Havacılık A.Ş. (“Sun Express”)(*)	91,429	39,340	40,895	22,166
Türk Telekomünikasyon A.Ş (“Türk Telekom”)(*)	68,184	25,462	35,593	19,517
Ziraat Katılım Bankası A.Ş. (“Ziraat Katılım”)(*)	51,493	1,270	3,983	1,051
TVF İFM Gayrimenkul İnşaat ve Yönetim A.Ş. (*)	48,840	11,708	2,794	235
Türkiye Vakıflar Bankası TAO (“Vakıfbank”)(*)	42,620	14,729	18,510	9,913
Türksat Uydu Haberleşme Kablo TV ve İşletme A.Ş (“Türksat”)(*)	40,992	13,536	29,758	10,870
Türkiye Hayat ve Emeklilik A.Ş.(*)	17,298	6,668	8,822	3,813
Türkiye Halk Bankası A.Ş. (“Halkbank”) (*)	15,287	5,094	9,124	3,965
BIST (*)	9,639	781	3,558	651
TOGG (**)	7,342	3,856	44,919	2,159
Sofra (**)	1,990	722	1,109	369
Other	17,729	6,904	14,665	5,103
	2,118,467	511,436	857,155	363,565

(*) Related parties which TVF and the entities over which TVF has control directly or indirectly.

(*) Associates and joint ventures of the Group.

Translated into English from the report originally issued in Turkish 18

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4	RELATED PARTIES (cont’d)

Transactions with other related parties (cont’d)

Expenses:	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022
Türk Telekom (*)	754,989	323,362	478,258	220,846
TT Mobil (*)	664,802	244,217	381,331	190,838
EPİAŞ (*)	409,997	121,554	1,252,105	549,685
İstanbul Takas ve Saklama Bankası A.Ş. ("Takasbank") (*)	179,763	102,307	43,888	23,889
Sofra (**)	75,375	30,693	24,935	8,261
Türksat (*)	43,505	8,321	47,821	13,952
PTT (*)	35,493	21,436	15,634	6,146
Boru Hatları İle Petrol Taşıma A.Ş. (“BOTAŞ”) (*)	34,001	11,716	25,590	8,688
Other	148,784	52,273	28,786	22,186
	2,346,709	915,879	2,298,348	1,044,491

(*) Related parties which TVF and the entities over which TVF has control directly or indirectly.

(*) Associates and joint ventures of the Group.

Financial instruments

Financial instruments with related parties as of 30 September 2023 and 31 December 2022 are as follows:

	30 September 2023	31 December 2022
Time deposits	24,951,808	14,178,529
Demand deposits	663,880	234,117
Currency protected time deposit (*)	6,542,936	1,359,651
Receivables from reverse repo	—	3,704,160
Bank loans	(8,007,457)	(4,120,621)
Debt securities issued	(1,216,712)	(357,497)
Lease liabilities	(296,861)	(125,381)
Provision for impairment	(26,599)	(20,974)
	22,610,995	14,851,984

(*) The Group has converted its currency deposit account in Vakıfbank amounting to USD 102,941 and EUR 65,000 into currency protected TL time deposit accounts.

As of 30 September 2023, the amount of letters of guarantee given to the related parties is TL 259,281 (31 December 2022: TL 133,277).

Details of the time deposits at related parties as of 30 September 2023 and 31 December 2022 are as follows:

	30 September 2023	31 December 2022
Halkbank	8,784,770	5,140,582
Vakıfbank	7,593,220	5,748,392
Ziraat Bankası	4,534,838	2,003,561
Ziraat Katılım	4,038,980	1,285,994
	24,951,808	14,178,529

Translated into English from the report originally issued in Turkish 19

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4	RELATED PARTIES (cont’d)

Financial instruments (cont’d)

Details of time deposits as of 30 September 2023 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	30 September 2023
444,535	USD	3.2%	October - November 2023	12,179,276
275,454	EUR	2.4%	October - November 2023	8,003,549
4,759,579	TL	35.0%	October - November 2023	4,768,983
				24,951,808

Details of the bank loans at related parties as of 30 September 2023 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	30 September 2023
4,632,000	TL	12.2% - 41.0%	October 2023 - August 2024	4,826,321
2,225,000	TL	29.2% - 34.7%	October 2023	2,227,751
583,450	TL	13.2% - 46.0%	November 2023 - September 2024	588,799
262,400	TL	22.9% - 34.8%	October 2023 - February 2024	274,990
84,000	TL	28.8% - 49.8%	August 2024 - April 2025	89,596
				8,007,457

Details of the debt securities at related parties as of 30 September 2023 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	30 September 2023
1,165,000	TL	27.0% - 35.0%	October - December 2023	1,216,712
				1,216,712

Details of the lease liabilities at related parties as of 30 September 2023 are as follows:

Currency	Effective Interest Rate	Maturity	30 September 2023
EUR	0.3% - 3.7%	2023 - 2025	54,589
TL	12.5% - 44.5%	2023 - 2036	242,272
			296,861

Translated into English from the report originally issued in Turkish 20

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4	RELATED PARTIES (cont’d)

Financial instruments (cont’d)

Interest income from related parties

	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022
Vakıfbank	982,262	355,450	322,505	108,206
Halkbank	238,807	121,599	67,024	38,407
Ziraat Bankası	153,674	86,625	124,010	90,645
Ziraat Katılım	53,904	26,030	4,652	—
Other	58	—	28	21
	1,428,705	589,704	518,219	237,279

Interest expenses from related parties

	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022
Vakıfbank	363,054	143,546	147,055	87,781
Halk Varlık Kiralama A.Ş. ("Halk Varlık Kiralama")	84,078	40,834	27,320	15,779
Ziraat Bankası	82,277	36,214	40,422	22,604
Ziraat Katılım	6,395	4,031	—	—
Halkbank	5,961	3,032	—	—
Other	2,649	2,048	89	24
	544,414	229,705	214,886	126,188

Revenue from related parties are generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPİAŞ are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAŞ are related to infrastructure services; transactions between the Group and Halkbank, Halk Varlık Kiralama, Ziraat Bankası, Ziraat Yatırım and Vakıfbank are related to banking services; transactions between the Group and Türksat and Türk Telekom Entities are related to telecommunication services; transactions between the Group and Borsa İstanbul (BIST) are related to stock market services. Receivables from related parties are not collateralized.

Translated into English from the report originally issued in Turkish 21

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

5	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the year ended 30 September 2023, are as follows:

Cost	1 January 2023	Addition	Disposals	Transfer	Impairment /reversal	Foreign currency translations	30 September 2023
Network infrastructure (All operational)	40,979,209	2,014,136	(348,033)	3,956,276	—	4,827,338	51,428,926
Land and buildings	1,791,457	47,312	(2,106)	570,470	—	34,026	2,441,159
Equipment, fixtures and fittings	1,399,322	81,158	(41,693)	116,675	—	64,825	1,620,287
Motor vehicles	55,339	23,646	(2,000)	197	—	4,311	81,493
Leasehold improvements	350,441	29,946	—	(100)	—	7,710	387,997
Electricity production power plant	103,750	—	—	—	—	—	103,750
Construction in progress	1,671,605	5,927,166	(8,248)	(4,957,629)	874	285,653	2,919,421
	46,351,123	8,123,364	(402,080)	(314,111)	874	5,223,863	58,983,033

Accumulated depreciation and impairment
Network infrastructure (All operational)	22,690,168	3,049,168	(281,776)	—	2,532	3,285,920	28,746,012
Buildings	491,620	67,383	14,894	—	(219)	173,772	747,450
Equipment, fixtures and fittings	888,913	170,984	(44,823)	—	(14)	55,225	1,070,285
Motor vehicles	53,617	5,211	(1,840)	—	—	4,163	61,151
Leasehold improvements	315,598	11,897	—	—	—	6,736	334,231
Electricity production power plant	7,163	3,567	—	—	—	—	10,730
	24,447,079	3,308,210	(313,545)	—	2,299	3,525,816	30,969,859

Property, plant and equipment, net	21,904,044	4,815,154	(88,535)	(314,111)	(1,425)	1,698,047	28,013,174

Depreciation expenses and impairment for the nine month interim period ended 30 September 2023 amounting to TL 3,309,635 are recognized in cost of revenue.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Impairment losses on property, plant and equipment for the nine month interim period ended 30 September 2023 are TL 1,425 and are recognized under depreciation expenses

Translated into English from the report originally issued in Turkish 22

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

6	INTANGIBLE ASSETS

The movements of intangible assets for the period ended 30 September 2023 are as follows:

Cost	1 January 2023	Additions	Disposals	Transfer	Impairment	Foreign currency translations	30 September 2023
GSM and telecommunication licenses	10,919,827	2,574,346	(853)	165,410	—	1,597,042	15,255,772
Computer softwares	18,686,939	3,562,501	(34,005)	254,194	—	517,391	22,987,020
Transmission line softwares	89,807	267	—	—	—	—	90,074
Indefeasible right of usage	169,467	1,649	—	—	—	—	171,116
Brand name	13,893	53	—	181	—	3,151	17,278
Customer base	15,512	—	—	—	—	—	15,512
Goodwill	48,421	—	—	—	(7,176)	—	41,245
Subscriber acquisition cost	9,150,583	2,942,481	—	—	—	209,071	12,302,135
Electricity production power plant	182,881	—	—	—	—	—	182,881
Other	368,637	84,814	(4,215)	(3,175)	—	4,173	450,234
Construction in progress	14,783	245,822	(70)	(103,444)	—	34,673	191,764
	39,660,750	9,411,933	(39,143)	313,166	(7,176)	2,365,501	51,705,031
Accumulated amortization
GSM and telecommunication licenses	6,295,310	784,676	(853)	(5,032)	—	764,778	7,838,879
Computer softwares	10,648,508	1,744,965	(34,005)	4,253	66,936	366,939	12,797,596
Transmission line softwares	74,302	2,938	—	—	—	—	77,240
Indefeasible right of usage	80,353	9,006	—	—	—	—	89,359
Brand name	7,190	45	—	—	—	80	7,315
Customer base	13,959	328	—	—	—	—	14,287
Subscriber acquisition cost	4,550,936	1,461,679	—	—	—	118,835	6,131,450
Electricity production power plant	3,382	6,839	—	—	—	—	10,221
Other	244,803	53,920	(22)	(166)	18	997	299,550
	21,918,743	4,064,396	(34,880)	(945)	66,954	1,251,629	27,265,897

Intangible assets, net	17,742,007	5,347,537	(4,263)	314,111	(74,130)	1,113,872	24,439,134

Amortization expenses and impairment on intangible assets for the nine month interim period ended 30 September 2023 amounting to TL 4,131,150 are recognized in cost of revenue. Impairment losses on intagible assets for the nine month interim period ended 30 September 2023 are TL 74,130. Amounting to TL 66,954 and TL 7,176 are recognized under depreciation expenses and investment expenses, respectively (Note 12). Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software for the nine month interim period ended 30 September 2023 amounting to TL 877,079.

Translated into English from the report originally issued in Turkish 23

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

7	RIGHT-OF-USE ASSETS

Closing balances and depreciation and amortization expenses of right of use assets for the years ended 30 September 2023 are as below:

	Site Rent	Building	Network equipment	Vehicle	Right of way	License	Other	Total

Balance at 1 January 2023	1,698,248	316,179	51,291	88,141	159,984	628,890	119,565	3,062,298
Depreciation and amortization charge for the year	(882,014)	(103,958)	(396,474)	(47,449)	(26,674)	(112,667)	(120,518)	(1,689,754)
Balance at 30 September 2023	2,027,247	498,831	226,129	61,875	217,189	820,589	141,485	3,993,345

As of 30 September 2023, right-of-use assets are amounting to TL 2,233,892 are capitalized by the Company. Interest expenses on lease liabilities for the nine month ended 30 September 2023 is TL 522,297; depreciation expenses are TL 1,689,754 recognized under cost of sales.

Translated into English from the report originally issued in Turkish 24

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES

Turkcell’s Contingent Assets and Liabilities

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company as of the nine month interim period ended 30 September 2023.

Disputes on Special Communication Tax (“SCT”)

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied SCT and tax penalty on the Company as a result of the Tax investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The Tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. This case was finalized in favor of the Company. Thereupon the Company, has applied to the Tax Office for restructuring the SCT assessment for the year 2011 and for compensation for the loss. The Tax Office, rejected this application tacitly. The Company filed a lawsuit for the cancellation of the tacit rejection of the restructure request of the SCT assessment with tax penalty for the period 2011 within the scope of Law No. 6736 and request of collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest until the collection date. The Court partially accepted the case; and decided to cancel the tacit rejection act for the TL 47,269 part, and to return this amount to the Company together with the interest to be calculated at the deferred interest rate determined in accordance with the Law No. 6183 as of the collection date. The parties appealed the decision before Regional Administrative Court regarding the parts against them. Regional Administrative Court rejected the parties’ appeal requests. The Company appealed the against part of the decision in due time.

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. As a result of the investigation the Competition Board rejected the claims that the Company determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit on 8 December 2011 for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case. The Company appealed the decision, but the Council of State Plenary Session of the Chambers for Administrative Cases decided to approve the first instance court’s decision. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company has not made any payments and filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the case. The Large Taxpayers Office appealed the decision. As a result of the appeal process, due to the reverse decision of the Council of State about the first instance court decision, the case file was sent to the first instance court. The Court rejected the case. The Company appealed the decision. The Council of State approved the decision of the first instance court. The Company applied for the correction of the decision.

TL 47,780 part of the administrative fine amounting to 91,942 TL has been deducted from the receivables that the Company has earned in the case of cancellation of the application for restructuring the 2011 SCT assessment within the scope of Law No. 6736 in 2021. The remaining TL 44,162 part of the administrative fine was paid in April 2022 upon the request of the administration. Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 together with up to three times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly.

Translated into English from the report originally issued in Turkish 25

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)

Turkcell’s Contingent Assets and Liabilities (cont’d)

Disputes regarding the Law on the Protection of Competition (cont’d)

Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The plaintiff appealed the case before Regional Court of Justice. The Regional Court of Justice decided to revoke the decision of the first instance court, stating that a new decision should be made after the procedural actions within the scope of the file were re-executed and the expert report was received. During the hearing of the case dated June 22, 2022, the court partially accepted the case and ruled reimbursement of TL 215,555 (three times of the actual damage of TL 71,851 loss pursuant to the Act on Protection of Competition, including TL 40,600 previous year loss, TL 14,335 fixed asset loss, TL 14,163 leasing, exchange difference and financing loss, and TL 2,751 profit loss) together with the discount interest applicable from the date of the case to Demirören Dağıtım Satış Pazarlama Matbaacılık ve Tahsilat Sistemleri A.Ş (“Demirören”), June 2012, and partially rejected the case for the remaining part.

The reasoned decision notified to the Company. Demirören made the decision the subject of enforcement proceedings. The Company appealed the decision before Regional Court of Justice and has suspended the execution proceedings until the appeal proceedings are concluded by submitting a letter of guarantee to the file. Also Demirören appealed the decision before Regional Court of Justice and The Company replied this appeal in due time. An application for complaint has been filed by the Company with the request for cancellation of the enforcement order and the enforcement proceedings initiated by Demirören. The court decided to accept the Company's complaint and cancelled the interest charge of TL 34,142 requested in the enforcement order. As a result of the appeal examination made by the Regional Court of Appeal, the Company's appeal request was accepted and the decision of the first instance court was revoked. The file was returned to the first instance court for a re-decision within the scope of the removal decision, and the appeal request of Demirören were not examined at this stage. In line with the removal decision, the court of first instance has decided to send the file to a new expert committee. The expert report has been submitted to its file. The Company will submit its objections regarding the report in due time.

Among these cases, in the case filed for the compensation of total TL 500 material damages together with compensation amounting to three times of the damage and interest, the expert report has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time. In accordance with our objections, The Court decided to obtain an expert report from a new expert committee. The expert report has been submitted to its file. The Company will submit its statements regarding the report in due time. The other case is pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that the Company determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply additional administrative fine amounting to TL 91,942 on the Company for 2019. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to TL 61,294 with its decision. The aforementioned fine that amount of TL 61,294 was paid with twenty five percent discount on 9 April 2020, in the amount of TL 45,971. Then, a lawsuit was filed on 10 April 2020 for cancellation of the aforementioned administrative fine. The hearing was held on 19 January 2021 in this case. The Court rejected the case. The Company appealed the case before Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending.

Translated into English from the report originally issued in Turkish 26

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)

Turkcell’s Contingent Assets and Liabilities (cont’d)

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman's agreements for the labour market

On May 07, 2023, the Company received the Investigation Report concerning an inquiry by the Competition Authority to determine if there has been a breach of Article 4 of Law No. 4054 on the Protection of Competition, regarding any gentlemen's agreements for the labor market. The report, which includes the viewpoints and findings of the Investigation Panel is non-binding and doesn't predetermine the Competition Board's final decision. The Company has already submitted its second written pleas addressing the findings noted in the Investigation Report to the Authority. Following that, the Additional Written Opinion prepared as part of our second written defense was received on 28 August 2023, and the third written pleas was submitted to the Competition Authority by the Company on 27 October 2023.

The evaluation process by the Competition Authority is still in progress and The Company retains the right to present oral arguments in the forthcoming stages.

ICTA Investigation Regarding the R&D Obligations

The ICTA has initiated various investigations and may initiate new investigations to examine whether the obligations arising from the relevant legislation regarding the procurement of a certain portion of the investments related to the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SMEs established to develop products/systems in Turkey, and a certain portion from products determined to be domestic goods certified are fulfilled. As a result of this investigation, a total administrative fine of TL 49,170 has been imposed to date. The aforementioned administrative fines were paid in 2021 as TL 36.877 (1/4) with taking on the account the early payment discount (1/4), but several lawsuits were filed for the cancellation of the fines. All of the lawsuits were finalized against the Company at the first instance court, but the Company appealed within the time limit.

ICTA – Investigation on 3G and 4.5G Service Quality Obligations

ICTA initiated an investigation to examine whether the 2018 Q4 – 2019 Q3 term notifications meet the criteria and target values defined in the service quality legislation and whether or not our obligations about the service quality criteria which is set in the IMT Certificate of Authority have been fulfilled. As a result of the investigation ICTA has decided to impose an administrative fine of TL 3,622 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 2,716 with taking on the account the early payment discount (1/4).

After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed five separate lawsuits in total for the cancellation of the related transactions and administrative fines. The cases are pending.

ICTA – Inspection on Service Quality (2020 Q2)

ICTA initiated an investigation due to exceeding the target value determined for “Call Failure Rate” and “Call Blocking Rate” criteria. As a result of the investigation ICTA has decided to impose an administrative fine of TL 568 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 426 with taking on the account the early payment discount (1/4). After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The Court rejected the case. The Company appealed the decision before Regional Administrative Court in due time. The appeal process is pending.

Translated into English from the report originally issued in Turkish 27

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)

Turkcell’s Contingent Assets and Liabilities (cont’d)

Refunds Investigation

As a result of the investigation initiated to examine the compliance of the activities carried out within the scope of the Board Decisions dated 01 March 2018 and numbered 2018/DK-THD/58(Board Decision on Refunds to Subscribers), dated 12 April 2018 and numbered 2018/DK-THD/116(Refund/Use of Remaining Amount on Prepaid Lines) and dated 16 April 2018 and numbered 2018/DK-THD/123(Transferring Non-refundable Amounts on Prepaid Lines as Universal Service Contribution),

(i)	The ICTA has decided that the unpaid TL 412 will be transferred to the Ministry, along with the late fee from April 14, 2020 and inform the ICTA about this transfer.
(ii)	The ICTA has decided to transfer the TL 161 that could not be refunded to subscribers regarding the period between 27.04.2017-31.05.2018, which were not fully paid to the Ministry. The ICTA has also decided to transfer the refund amounts related to the period between 01.04.2010-27.04.2017 -along with the late fee from July 28, 2020- and to inform the ICTA about this matter.
(iii)	The ICTA has decided to impose an administrative fine of TL 5,680 in total.

The fine, which was notified to the Company on 2 January 2023, was paid as TL 4,260 on 31 January 2023 with taking on the account the early payment discount (1/4). Additionally, an application (İYUK 11) was made to the ICTA with request for re-evalutaion and revocation of the decison and tacitly rejected by not responding in due time by ICTA. The Company filed two separate lawsuits for the cancellation of the related transaction and administrative fine. The cases are pending. On the other hand, the amount stated to have been underpaid in the Board Decision was deposited to the Ministry's account with reservation on 18 May 2023 with a total amount of 98,333 TL together with default interest and the ICTA was informed about the payment.

Sub-Agency/Dealership Investigation

As a result of examinations carried out by the ICTA due to large number of complaints from consumers who were victimized by being called illegally, the ICTA started an investigation to determine whether sub-dealers were used. As a result of the investigation, the ICTA decided to impose a TL 834 administrative fine on the Company. The fine, which was notified to the Company on 26 January 2023, was paid as TL 625 on 24 February 2023 with taking on the account the early payment discount (1/4). Additionally, an application (İYUK 11) was made to the ICTA with request for re-evalutaion and revocation of the decison and tacitly rejected by not responding in due time by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The case is pending.

Fizy Service Investigation

The ICTA initiated an investigation to examine the «Fizy» Service, in the scope of service delivery, the information given to the consumers, the purchasing methods and the complaints selected as examples. As a result of the investigation; (i) the ICTA has decided to impose an administrative fine of TL 1,682 on the Company, (ii) the ICTA has decided to give a warning to the Company due to the implementation of the double opt-out method in the cancellation process of consumers, (iii) the ICTA has also decided that the additional amounts reflected to subscribers due to the aforementioned violations will be refunded to consumers within the framework of the relevant legislation. The fine, which was notified to the Company on 26 January 2023, is planned to be paid as TL 1,262 on 24 February 2023 with taking on the account the early payment discount (1/4). Additionally, an application (İYUK 11) has been made to the ICTA with request for re-evalutaion and revocation of the decison. In addition, the amount to be refunded under the aforementioned Board Decision is calculated as TL 3.036 and refund transactions were completed.

Translated into English from the report originally issued in Turkish 28

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)

Turkcell’s Contingent Assets and Liabilities (cont’d)

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The Court rejected the cases. The Company appealed the decisions before the Regional Administrative Court. On the other hand, additional TL 13,465 for 2018/December was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

On the other hand, mobile payment services provided by Turkcell Ödeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on Turkcell Ödeme in the amount of TL 18,763. Turkcell Ödeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case. The defendant appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. As a result of the appeal examination made by the Regional Court of Appeal, the defendant’s appeal request was accepted and the decision of the first instance court was revoked. Within the scope of the Law No. 7440 on the Restructuring Some Receivables and Amending Some Laws, a restructuring application has been filed for the administrative fine which is the subject of the lawsuit. The administrative fine restructured by paying TL 1.443 on 31 July 2023. The court decided there is no need to make a decision regarding the essence of the case, due to waiving the case according to the Law No. 7440.

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. Turkcell Ödeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company. The defendant appealed the decision before the Council of State. The Company replied this request in due time. The appeal process is pending.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as improbable on some of the aforementioned lawsuits and investigations, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 30 September 2023 (31 December 2022: TL 4,629).

Translated into English from the report originally issued in Turkish 29

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

9	COMMITMENTS
(a)	Bank loans and guarantees given:

Collaterals, pledges and mortgages (“CPM”) given by the Group as of 30 September 2023 and 31 December 2022 are as follows:

	30 September 2023					31 December 2022
	TL Equivalents	TL	USD	EUR	UAH	TL Equivalents	TL	USD	EUR	UAH

A. CPM’s given in the behalf of own Company	8,420,244	4,158,365	15,571	132,119	155	5,871,529	3,102,872	14,628	125,159	208
Collateral	8,420,244	4,158,365	15,571	132,119	155	5,871,529	3,102,872	14,628	125,159	208
Pledge	—	—	—	—	—	—	—	—	—	—
Mortgages	—	—	—	—	—	—	—	—	—	—
B. CPM’s given on behalf of the fully consolidated subsidiaries	5,283,785	1,045,000	29,912	28,032	3,481,128	3,204,246	—	42,025	32,028	3,481,128
Collateral	5,283,785	1,045,000	29,912	28,032	3,481,128	3,204,246	—	42,025	32,028	3,481,128
Pledge	—	—	—	—	—	—	—	—	—	—
Mortgages	—	—	—	—	—	—	—	—	—	—
C. CPM’s given on behalf of third parties or ordinary course of business	1,190,409	1,188,109	84	—	—	748,536	748,536	—	—	—
Collateral	1,190,409	1,188,109	84	—	—	748,536	748,536	—	—	—
Pledge	—	—	—	—	—	—	—	—	—	—
Mortgages	—	—	—	—	—	—	—	—	—	—
D. Total amount of other CPM’s given	—	—	—	—	—	—	—	—	—	—
i. Total amount of CPM’s given on behalf of the parent	—	—	—	—	—	—	—	—	—	—
Collateral	—	—	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—	—	—
Mortgages	—	—	—	—	—	—	—	—	—	—
ii.Total amount of CPM’s given on behalf of the Group companies which are not in scope of B and C	—	—	—	—	—	—	—	—	—	—
Collateral	—	—	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—	—	—
Mortgages	—	—	—	—	—	—	—	—	—	—
iii.Total amount of CPM’s given on behalf of third parties which are not in scope of C	—	—	—	—	—	—	—	—	—	—
Collateral	—	—	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—	—	—
Mortgages	—	—	—	—	—	—	—	—	—	—
Total CPM	14,894,438	6,391,474	45,567	160,151	3,481,283	9,824,311	3,851,408	56,653	157,187	3,481,336

Translated into English from the report originally issued in Turkish 30

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

9	COMMITMENTS (cont’d)
(b)	Purchase commitments

As of 30 September 2023, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 4,675,261 (31 December 2022: TL 3,927,476). Payments for these commitments will be made within 3 years.

BeST has an investment commitment covers the years 2022-2032 with a total investment amount of not less than USD 100,000 in accordance with the aggreement which signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 30 September 2023, the remaining investment commitment is amounting to USD 96,111 (TL equaivalent of 2,631,206)

10	FINANCIAL INCOME AND EXPENSES

Financial income for the nine month interim periods ended 30 September 2023 and 2022 are as follows:

	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022
Fair value gains and interest on derivative instruments, net	3,252,700	764,507	646,915	(25,112)
Gain on cash flow hedges reclassified to profit or loss	56,720	(17,545)	11,604	(20,762)
Other interest income	63,665	51,048	194,648	50,105
	3,373,085	798,010	853,167	4,231

Financial expenses for the nine month interim periods ended 30 September 2023 and 2022 as follows:

	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022
Foreign exchange losses, net (*)	(16,282,899)	(2,635,723)	(8,742,597)	(2,822,410)
Interest expenses from financial assets and liabilities measured at amortized cost	(3,631,229)	(1,418,340)	(2,019,422)	(793,338)
Other	(80,527)	(19,630)	(156,003)	(38,213)
	(19,994,655)	(4,073,693)	(10,918,022)	(3,653,961)

(*) Net foreign exchange losses within financial expenses mainly consist of foreign exchange loss from bank borrowings and issued debt instruments as of 30 September 2023.

Translated into English from the report originally issued in Turkish 31

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

11       OTHER OPERATING INCOME AND EXPENSES

Other operating income for the nine month interim period ended 30 September 2023 and 2022 are as follows:

	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022
Foreign exchange gain, net	6,563,350	1,116,723	4,978,877	2,011,870
Interest income from time deposits with maturity of less than 3 months	1,654,012	774,681	804,875	410,162
Interest income from overdue payments	285,898	106,567	160,963	57,053
Discount income	—	(43,925)	—	—
Other	441,280	101,553	126,209	44,110
	8,944,540	2,055,599	6,070,924	2,523,195

Other operating expenses for the nine month interim period ended 30 September 2023 and 2022 are as follows:

	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022
Donation expenses	(1,966,222)	(1,822,592)	(112,881)	(62,757)
Litigation provision and penalty expenses	(108,260)	(19,952)	(37,865)	(15,305)
Discount expenses	(73,161)	(73,161)	(49,907)	(420)
Revaluation of fixed asset dismantling, moving and restoration	(20,329)	(6,915)	(13,042)	(4,643)
Revaulation tax expense (*)	(1,200)	(11)	(34,060)	—
Other	(243,567)	(162,332)	(51,154)	(25,288)
	(2,412,739)	(2,084,963)	(298,909)	(108,413)

(*) It consists of 2% tax expense paid over the value increase resulting from the revaluation of the properties and depreciable economic assets which are registered in statutory books.

Translated into English from the report originally issued in Turkish 32

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

12       INVESTMENT INCOME AND EXPENSES

Investment income for the nine month interim period ended 30 September 2023 and 2022 are as follows:

	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022
Fair value difference of financial investments	2,978,333	804,809	992,477	374,703
Foreign exchange gain, net	1,171,240	101,830	312,295	87,892
Interest income on financial investments	346,187	202,038	74,839	40,517
Discount income on consideration in relation to acquisition of BeST	—	—	168,321	(7,656)
Gain on sales of fixed asset, net	150,726	112,972	66,601	27,448
Other	11,781	4,628	7,798	3,203
	4,658,267	1,226,277	1,622,331	526,107

Investment expenses for the nine month interim period ended 30 September 2023 and 2022 as follows:

	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022
Discount expense on consideration in relation to acquisition of BeST	(86,601)	(36,226)	—	—
Impairment of goodwill (Note 6)	(7,176)	(7,176)	—	—
	(93,777)	(43,402)	—	—

13        INVESTMENTS VALUED BY EQUITY METHOD

Joint Ventures and Associates

The net asset amounts corresponding on Group’s shares of the investments valued by equity method in the condensed consolidated statement of financial position are as follows:

a) Joint Ventures

	30 September 2023	31 December 2022
Sofra	3,742	6,421

b) Associates

	30 September 2023	31 December 2022
TOGG	1,180,888	1,116,522

The movement of investments valued by equity method is as follows:

	30 September 2023	30 September 2022
Opening balance	1,122,943	678,584
Shares of profit /(loss) from investments valued by equity method	(94,327)	(61,453)
Contribution to share capital	156,014	389,275
Closing balance	1,184,630	1,006,406

Translated into English from the report originally issued in Turkish 33

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14       INCOME TAXES

Effective tax rates for the nine and three month interim periods ended 30 September 2023 11% and 3% (2022: 10% and 17%) respectively. Amendments were made to the Corporate Tax Law No. 5520 with a Law submitted to the Grand National Assembly of Turkey on 5 July 2023 and published in the Official Gazette dated 15 July 2023. According to this; the corporate tax rate has been increased from 20% to 25% for companies, 25% to 30% for banks, and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies and starting from the declarations that will be submitted as of 1 October 2023. In addition, starting from 15 July 2023; 50% tax exception ratio stipulated for immovable assets’ sales gains in the Law No. 5520 has been abolished with the amendment. However, the 50% tax exemption ratio will be applied as 25% for the sales of immovable assets of the entities acquired before 15 July 2023. Efforts to determine the effects of these changes on current and deferred tax amounts continue.

Tax advantages obtained under investment incentive system:

As of 30 September 2023, the Group does not have tax advantages under investment incentive system
(31 December 2022: None)

Translated into English from the report originally issued in Turkish 34

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15	REVENUE

Revenue for the periods ended 30 September 2023 and 2022 are as follows:

	9 months period ended 30 September
	Turkcell Türkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Telecommunication services	47,724,164	26,712,737	6,578,750	4,293,025	—	—	—	—	(116,163)	(66,659)	54,186,751	30,939,103
Equipment related revenue	2,807,571	1,483,760	146,819	92,308	—	—	3,620,065	2,835,607	(61,201)	(18,221)	6,513,254	4,393,454
Revenue from finance sector operations	—	—	—	—	2,439,332	1,265,937	—	—	(216,569)	(93,897)	2,222,763	1,172,040
Call center revenue	157,822	68,846	43,732	31,453	—	—	1,012,372	544,713	(165,103)	(78,329)	1,048,823	566,683
Other sales revenue	330,065	136,944	154,472	124,220	—	—	1,151,356	2,022,415	(687,659)	(1,520,300)	948,234	763,279
	51,019,622	28,402,287	6,923,773	4,541,006	2,439,332	1,265,937	5,783,793	5,402,735	(1,246,695)	(1,777,406)	64,919,825	37,834,559

	3 months period ended 30 September
	Turkcell Türkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Telecommunication services	19,444,825	10,559,163	2,733,539	1,543,465	—	—	—	—	(43,119)	(20,699)	22,135,245	12,081,929
Equipment related revenue	799,006	439,883	60,296	36,498	—	—	1,353,942	1,156,776	(54,344)	(1,198)	2,158,900	1,631,959
Revenue from finance sector operations	—	—	—	—	1,035,817	499,127	—	—	(106,070)	(39,909)	929,747	459,218
Call center revenue	64,219	27,912	17,490	10,031	—	—	421,598	181,451	(67,244)	(30,263)	436,063	189,131
Other sales revenue	130,046	48,722	56,312	44,656	—	—	399,291	873,610	(252,618)	(666,738)	333,031	300,250
	20,438,096	11,075,680	2,867,637	1,634,650	1,035,817	499,127	2,174,831	2,211,837	(523,395)	(758,807)	25,992,986	14,662,487

Translated into English from the report originally issued in Turkish 35

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15       REVENUE (cont’d)

	30 September 2023
	Turkcell Türkiye	Turkcell International	Techfin	Other	Inter-segment eliminations	Consolidated
Telecommunication Services	47,724,164	6,578,750	—	—	(116,163)	54,186,751
- At a point in time	306,125	41,991	—	—	(71)	348,045
- Over time	47,418,039	6,536,759	—	—	(116,092)	53,838,706
Equipment Related	2,807,571	146,819	—	3,620,065	(61,201)	6,513,254
- At a point in time	2,629,805	146,819	—	3,620,065	(61,201)	6,335,488
- Over time	177,766	—	—	—	—	177,766
Revenue from Finance Sector Operations	—	—	2,439,332	—	(216,569)	2,222,763
- At a point in time	—	—	1,229,132	—	(198,874)	1,030,258
- Over time	—	—	1,210,200	—	(17,695)	1,192,505
Call Center	157,822	43,732	—	1,012,372	(165,103)	1,048,823
- At a point in time	—	—	—	—	—	—
- Over time	157,822	43,732	—	1,012,372	(165,103)	1,048,823
Other	330,065	154,472	—	1,151,356	(687,659)	948,234
- At a point in time	405	21,858	—	57,926	(3)	80,186
- Over time	329,660	132,614	—	1,093,430	(687,656)	868,048
Total	51,019,622	6,923,773	2,439,332	5,783,793	(1,246,695)	64,919,825
- At a point in time	2,936,335	210,668	1,229,132	3,677,991	(260,149)	7,793,977
- Over time	48,083,287	6,713,105	1,210,200	2,105,802	(986,546)	57,125,848

	30 September 2022
	Turkcell Türkiye	Turkcell International	Techfin	Other	Inter-segment eliminations	Consolidated
Telecommunication Services	26,712,737	4,293,025	—	—	(66,659)	30,939,103
- At a point in time	209,112	29,690	—	—	(123)	238,679
- Over time	26,503,625	4,263,335	—	—	(66,536)	30,700,424
Equipment Related	1,483,760	92,308	—	2,835,607	(18,221)	4,393,454
- At a point in time	1,305,365	92,308	—	2,835,607	(18,221)	4,215,059
- Over time	178,395	—	—	—	—	178,395
Revenue from Finance Sector Operations	—	—	1,265,937	—	(93,897)	1,172,040
- At a point in time	—	—	603,139	—	(93,897)	509,242
- Over time	—	—	662,798	—	—	662,798
Call Center	68,846	31,453	—	544,713	(78,329)	566,683
- At a point in time	—	—	—	—	—	—
- Over time	68,846	31,453	—	544,713	(78,329)	566,683
Other	136,944	124,220	—	2,022,415	(1,520,300)	763,279
- At a point in time	3,280	4,016	—	40,073	(3,513)	43,856
- Over time	133,664	120,204	—	1,982,342	(1,516,787)	719,423
Total	28,402,287	4,541,006	1,265,937	5,402,735	(1,777,406)	37,834,559
- At a point in time	1,517,757	126,014	603,139	2,875,680	(115,754)	5,006,836
- Over time	26,884,530	4,414,992	662,798	2,527,055	(1,661,652)	32,827,723

Translated into English from the report originally issued in Turkish 36

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

16       DERIVATIVE INSTRUMENTS

The fair value of derivative instruments at 30 September 2023 and 31 December 2022 are as follows:

	30 September 2023		31 December 2022
	Asset	Liability	Asset	Liability
Held for trading	2,615,478	35,820	794,399	131,074
Derivatives used for hedge accounting	1,315,093	44,640	1,199,843	21,432
Total	3,930,571	80,460	1,994,242	152,506

As of 30 September 2023, short-term derivative assets of TL 4,154,951 also includes a net accrued interest income of TL 224,380 and the short-term derivative liabilities of TL 66,787 also includes a net accrued interest income of TL 13,673.

As of 31 December 2022, short-term derivative assets of TL 2,032,416 also includes a net accrued interest income of TL 38,174 and the short-term derivative liabilities of TL 150,923 also includes a net accrued interest income of TL 1,583.

Translated into English from the report originally issued in Turkish 37

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

16       DERIVATIVE INSTRUMENTS (cont’d)

Derivatives used for hedge accounting

The notional amount and the fair value of derivatives used for hedging contracts at 30 September 2023 and 31 December 2022 are as follows:

	30 September 2023		31 December 2022
	Notional value		Notional value
Currency	in original currency	Fair value	in original currency	Fair value	Maturity date	Hedge ratio
Participating cross currency swap contracts
EUR	200,300	202,731	233,600	203,017	October 2025	01:01
EUR	44,384	37,799	50,711	53,612	April 2026	01:01
USD	146,830	624,538	165,478	560,982	April 2026	01:01
Cross currency swap contracts
RMB	81,162	272,942	108,148	256,943	April 2026	01:01
Interest rate swap contracts
USD	105,120	132,443	120,105	103,857	April 2026	01:01

Derivatives used for hedge accounting		1,270,453		1,178,411

Participating cross currency swap contracts amount of EUR 228,332 (2022: EUR 269,624) includes TL 1,238,789 (2022: TL 1,194,300) guarantees after Credit Support Annex (“CSA”) agreement.

Translated into English from the report originally issued in Turkish 38

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

16       DERIVATIVE INSTRUMENTS (cont’d)

Derivatives held for trading

The notional amount and the fair value of derivative contracts held for trading at 30 September 2023 and 31 December 2022 are as follows:

	30 September 2023			31 December 2022
	Notional value			Notional value
Currency	in original currency	Fair value	Maturity date	in original currency	Fair value	Maturity date
Cross currency swap contracts
USD	9,000	193,885	November 2025	18,858	243,287	March 2023 - November 2025
RMB	19,425	74,089	April 2026	25,883	57,482	April 2026
Currency swap contracts
USD	661,346	2,017,309	October 2023 - January 2024	377,435	7,673	January - June 2023
EUR	-	-	-	26,900	28,699	February - April 2023
FX swap contracts
USD	-	-	-	357,451	(3,980)	January 2023
EUR	10,000	(20,452)	January 2024	-	-	-
RMB	-	-	-	148,422	1,864	January 2023
Participating cross currency swap contracts
USD	20,250	41,923	November 2025	27,000	75,051	November 2025
EUR	46,720	288,272	April 2026	53,380	254,040	April 2026
Interest rate swap contracts
USD	46,720	(15,368)	April 2026	53,380	(791)	April 2026
Derivatives held for trading		2,579,658			663,325

Translated into English from the report originally issued in Turkish 39

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

16       DERIVATIVE INSTRUMENTS (cont’d)

Fair value of derivative instruments and risk management

Fair value:

Hierarchy on the presentation of financial assets and liabilities at their fair values:

The fair values of financial assets and financial liabilities are determined and grouped as Level 1, Level 2, Level 3:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for determine fair value of asset or liability.

The table below provides information on fair value measurement of financial assets and liabilities:

	Fair value level	Valuation tecnique
a) Participating cross currency swap contracts	Level 3	Pricing models based on discounted cash flows calculated in-line with yield curves
b) Fx swap, currency, interest swap and option contracts	Level 2	Pricing models based on discounted cash flows calculated in-line with observable yield curves
c) Currency forward contracts	Level 2	Pricing models based on forward exchange rates at the reporting date

There were no transfers between fair value hierarchy levels during the year.

Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices.

As of 30 September 2023, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

The details of the movement between the opening and closing balances of derivative instruments with level 3 hierarchy are shown in the table below:

Participating cross currency swap contracts

	30 Septemper 2023	31 December 2022
Opening balance	1,146,702	1,049,129
Cash flow effect	(666,331)	(1,124,027)
Total gain/loss
Recognized in profit or loss and other comprehensive income	714,892	1,221,600
Closing balance	1,195,263	1,146,702

Translated into English from the report originally issued in Turkish 40

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17       BORROWINGS

	30 September 2023	31 December 2022
Bank loans	13,713,432	8,760,854
Short-term unsecured bank loans	12,954,718	8,395,861
Short-term secured bank loans	758,714	364,993
Issued debt instruments	3,254,006	1,124,712
Lease liabilities	1,357,226	873,277
Current portion of long-term borrowings	8,356,681	4,955,284
Current portion of unsecured long-term bank loans	7,629,588	4,474,648
Current portion of secured long-term bank loans	727,093	480,636
Current portion of long-term issued debt instruments	1,496,546	1,007,120
Long-term bank loans	27,172,350	17,945,061
Long-term unsecured bank loans	23,301,277	15,653,822
Long-term secured bank loans	3,871,073	2,291,239
Long-term issued debt instruments	25,305,644	17,006,088
Long-term lease liabilities	2,796,304	2,181,954
	83,452,189	53,854,350

Translated into English from the report originally issued in Turkish 41

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17       BORROWINGS (cont’d)

The Company has used loans in accordance with the loan agreement previously signed with ING Bank N.V. and AB Svensk Exportkredit under the Swedish Export Credit Organization (“EKN”) insurance on

18 December 2020. As of 30 September 2023, the Company has used USD 4,819, USD 25,880 and USD 9.110 loan on 24 February 2023, 22 May 2023 and 7 September 2023, respectively, with a fixed interest rate of 1.53%.

The Company has used loans in accordance with the loan agreement previously signed with China Development Bank on 7 August 2020 and extended on August 7, 2023. As of 30 September 2023, the Company has used EUR 28,900, EUR 36,603, EUR 26,854 loan on 8 February 2023, 29 May 2023 and 21 June 2023, respectively, with interest rate of 6M Euribor+2.29% and CNY 42,073 on 6 September 2023 with interest rate of 5.15%.

Under CMB approval taken by The Company on 28 April 2023 for issuance of debt securities to 8,000,000 TL, the Company has issued debt securities on 8 May 2023, 1 August 2023, 9 August 2023 and 11 August 2023, respectively, amounting 330,320 TL, 500,000 TL, 530,000 TL and 700,000 TL with the maturity of 9 2023, 31 January 2024, 8 February 2024 and 9 February 2024. As of 30 September 2023, the remained limit is 5,939,680 TL from 8,000,000 TL specified total limit.

The Company has used a loan in accordance with the loan agreement with Bank of China (“BOC”) on 11 August 2023. As of 30 September 2023, the Company has used EUR 9,838 loan on 25 August 2023 with interest rate of 3M Euribor+2.50%.

Turkcell Ödeme has issued lease certificates, each with a maturity of 3 months, for a total amount of TL 1,180,000 on various dates between February 2023 and September 2023.

Turkcell Superonline received from the CMB on 25 August 2022, for the issuance of lease certificates up to 1,000,000 TL, a total of 600,000 TL will be issued on various dates between January 2023 and May 2023, in addition to the 400,000 TL issued in 2022. Lease certificates were issued through Halk Varlık Kiralama, each with a maturity of 3 months. All of these issued lease certificates have been repaid as of 30 September 2023. In addition, on 21 June 2023, Turkcell Superonline, within the framework of the capital markets legislation, rented up to TL 1,000,000, based on a management contract, to be sold to private and/or qualified investors without public offering, domestically, in different amounts and time periods. Turkcell Superonline received CMB approval again for the issuance of certificates, valid for 1 year. Within the scope of the said approval, lease certificates were issued through Halk Varlık Kiralama, with a total amount of TL 600,000, on various dates between July 2023 and September 2023, each with a maturity of 3 months. As of 30 September 2023, there is an issuance limit of TL 400,000 remaining from the TL 1,000,000 limit.

Turkcell Finansman has issued debt securities, each with a maturity of 3 to 6 months for a total amount of TL 475,000 on various dates between March 2023 and September 2023. The remained limit is TL 275,000 from TL 1,000,000 specified total limit.

Translated into English from the report originally issued in Turkish 42

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17       BORROWINGS (cont’d)

The details of loans as of 30 September 2023 and 31 December 2022 are as follows:

			30 September 2023			31 December 2022
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount (TL)	Payment period	Nominal interest rate	Carrying amount (TL)
Unsecured bank borrowings	EUR	Floating	2023-2028	Euribor+2.0%-Euribor+2.5%	22,001,008	2023-2028	Euribor+2.0%-Euribor+2.3%	13,673,783
Unsecured bank borrowings	TRY	Fixed	2023-2025	11.5%-49.8%	12,574,510	2023	12.4%-38.0%	7,782,214
Unsecured bank borrowings	USD	Floating	2023-2026	Sofr 2.2%	5,070,459	2023-2026	Libor+1.7%-Libor+2.2%	3,982,309
Unsecured bank borrowings	UAH	Fixed	2023-2024	10.0%-17.0%	1,881,123	2023-2024	10.0%-21.0%	1,429,174
Unsecured bank borrowings	RMB	Fixed	2023-2028	5.2%-5.5%	1,847,880	2023-2028	3.7%-5.5%	1,485,067
Unsecured bank borrowings	EUR	Fixed	2023-2024	6.0%	303,796	-	-	-
Unsecured bank borrowings	USD	Fixed	2023-2026	2.6%	202,604	2023-2026	2.6%	171,784
Unsecured bank borrowings	BYN	Fixed	2023-2024	14.0%	4,203	-	-	-
Secured bank borrowings	USD	Fixed	2023-2033	1.5%-3.8%	3,785,373	2023-2032	1.5%-3.8%	2,119,044
Secured bank borrowings	USD	Floating	2023-2028	Sofr+0.6% & Libor+1.6%	812,793	2023-2028	Libor+0.6% - Libor+1.6%	652,831
Secured bank borrowings	UAH	Fixed	2023-2024	14.4%-15.6%	758,714	2023	16.4%-19.5%	364,993
Issued debt instruments	USD	Fixed	2023-2028	5.8%	26,802,190	2023-2028	5.8%	18,013,208
Issued debt instruments	TRY	Fixed	2023-2024	27%-38.0%	3,254,006	2023	20.3%-25.5%	1,124,712
Lease obligations	TRY	Fixed	2023-2048	9.8%-45.0%	1,713,088	2023-2048	9.8%-45.0%	1,207,596
Lease obligations	UAH	Fixed	2023-2072	7.6%-47.7%	1,633,037	2023-2071	7.6%-47.7%	1,148,563
Lease obligations	BYN	Fixed	2023-2037	10.8%-20.0%	378,881	2023-2037	11.5%-20.0%	309,259
Lease obligations	EUR	Fixed	2023-2034	1.0%-11.0%	395,649	2023-2034	1.0%-10.3%	309,670
Lease obligations	USD	Fixed	2023-2052	3.9%-11.6%	32,875	2023-2052	3.9%-11.5%	80,143

					83,452,189			53,854,350

Translated into English from the report originally issued in Turkish 43

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18       NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS

Foreign currency risk

Foreign currency risk is the risk arising from the change in the value of any financial instrument depending on the change in the exchange rate. The main foreign currencies are USD, EUR and RMB that consist of the main risk for the Company. As of 30 September 2023, the Group’s exposure to foreign exchange risk, based on notional amounts, is presented at below table.

	30 September 2023
	TL Equivalent	USD	EUR	RMB
1. Trade receivables	1,335,953	22,593	24,713	—
2a. Monetary financial assets (Cash and banks accounts included)	39,581,054	860,355	519,735	251,906
2b. Non-monetary financial assets	—	—	—	—
3. Other	431,696	9,202	6,192	5
4. Current assets (1+2+3)	41,348,703	892,150	550,640	251,911
5. Trade receivables	—	—	—	—
6a. Monetary financial assets	—	—	—	—
6b. Non-monetary financial assets	—	—	—	—
7. Other	2,208	69	11	—
8. Non-current assets (5+6+7)	2,208	69	11	—
9. Total assets (4+8)	41,350,911	892,219	550,651	251,911
10. Trade payables	5,528,776	78,946	74,320	324,522
11. Financial liabilities	9,938,694	144,663	197,011	69,459
12a. Other monetary liabilities	131,425	893	3,685	—
12a. Other non-monetary liabilities	—	—	—	—
13. Short-term liabilities (10+11+12)	15,598,895	224,502	275,016	393,981
14. Trade payables	—	—	—	—
15. Financial liabilities	52,554,615	1,196,122	627,610	426,164
16a. Other monetary liabilities	1,078,122	39,381	—	—
16b. Other non-monetary liabilities	—	—	—	—
17. Long-term liabilities (14+15+16)	53,632,737	1,235,503	627,610	426,164
18. Total liabilities (13+17)	69,231,632	1,460,005	902,626	820,145
19. Net asset/(liability) position of off balance sheet derivative (19a-19b)	18,438,148	877,183	(205,000)	100,586
19a. Derivative assets	24,679,706	877,183	10,000	100,586
19b. Derivative liabilities	6,241,558	—	215,000	—
20. Loans defined as hedging instruments (*)	9,918,145	11,310	330,980	—
21. Net foreign currency asset/(liability) position (9-18+19+20)	475,572	320,707	(225,995)	(467,648)
22. Net asset/(liability) position of foreign currency monetary items	475,572	320,707	(225,995)	(467,648)

(*) Turkcell, the parent company of the Group, utilized a loan amounting to EUR 320,008 as a hedging instrument in order to hedge its net investment in subsidiary operating abroad from the foreign exchange risk arising from the translation into Turkish Lira. Foreign exchange gain/loss of this loan is reccognized amoung “net investment hedge gains/losses on a foreign operation” under equity to be deducted from the foreing exchange differences arising from the translation of the net investments in subsidiary operating abroad.

Translated into English from the report originally issued in Turkish 44

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (cont’d)

Sensitivity analysis

10% strengthening/weakening of TL, UAH, BYN and EUR against the following currencies at 30 September 2023 would have increased/(decreased) profit or loss before taxation by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Exchange Rate Sensitivity Analysis Table
30 September 2023
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/(liability)	877,990	(877,990)	-	-
2- Hedged portion of USD risk (-)	-	-	(30,964)	30,964
3- USD net effect (1+2)	877,990	(877,990)	(30,964)	30,964

4- EUR net asset/(liability)	(656,075)	656,075	-	-
5- Hedged portion of EUR risk (-)	-	-	(31,852)	31,852
6- EUR net effect (4+5)	(656,075)	656,075	(31,852)	31,852

7- RMB net asset/(liability)	(174,358)	174,358	-	-
8- Hedged portion of RMB risk (-)	-	-	1,332	(1,332)
9- RMB net effect (7+8)	(174,358)	174,358	1,332	(1,332)
TOTAL (3+6+9)	47,557	(47,557)	(61,484)	61,484

The reform and replacement of benchmark interest rates such as USD LIBOR and other interbank offered rates (‘IBORs’) has become a priority for global regulators. As of 30 September 2023, the Company completed the amendments to the contractual terms of the USD LIBOR-referenced floating-rate debt and updating hedge designations.

In USD LIBOR transition, designated hedging relationship remained the same due to no changes to payment plans and fixed interest rates of the USD LIBOR-referenced floating-rate debt in relation to derivative transactions. Thus, no modification applied regarding transactions.

Impairment

Movements in the non-related party short-term and long-term allowance for doubtful receivables, are as follows at 30 September 2023 and 2022:

	Trade Receivables	Other Assets	30 September 2023
Opening balance	620,625	41,409	662,034
Period charge	727,265	32,362	759,627
Translation differences	45,510	7,533	53,043
Receivables written off	(537,881)	—	(537,881)
Amounts collected	(177,680)	—	(177,680)
Closing balance	677,839	81,304	759,143

	Trade Receivables	Other Assets	30 September 2022
Opening balance	624,263	13,387	637,650
Period charge	396,203	21,601	417,804
Translation differences	37,563	166	37,729
Receivables written off	(232,681)	—	(232,681)
Amounts collected	(153,913)	(5)	(153,918)
Closing balance	671,435	35,149	706,584

Translated into English from the report originally issued in Turkish 45

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (cont’d)

Impairment losses (cont’d)

Movement of allowance for doubtful receivables from finance sector operations are as follows at 30 September 2023 and 2022:

	30 September 2023	30 September 2022
Opening balance	89,917	92,094
Provision for impairment recognized during the period	97,732	63,811
Amounts collected	(48,832)	(39,265)
Receivables transferred with a transfer of claim aggrement (*)	(5,885)	(16,638)
Closing balance	132,932	100,002

(*)Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables which were subject to legal proceedings stemming from the years 2016 and 2022.

Movement of allowance for doubtful contract assets arising from goods and service contracts are follows at the end of the period 30 September 2023 and 2022:

	30 September 2023	30 September 2022
Opening balance	7,346	6,241
Provision for impairment recognized during the period	(3,839)	2,576
Closing balance	3,507	8,817

Fair values:

Hierarchy of financial assets and liabilities that recognized at fair value:

Methods and assumptions used in fair value measurement of derivative instruments are explained in Note 16.

Fair value of cash and cash equivalents and debt securities issued are classified as Level 1 and fair value of other financial assets and liabilities are classified as Level 2.

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature.

Financial liabilities:

As of 30 September 2023 and 31 December 2022; for the majority of the borrowings, the fair values are not materially different from their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature. The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	30 September 2023		31 December 2022
	Carrying amount	Fair Value	Carrying amount	Fair Value
Bank loans	35,529,031	33,121,573	22,900,345	21,453,658
Debt securities	26,802,189	25,712,711	18,013,208	16,573,025

Translated into English from the report originally issued in Turkish 46

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

19        FINANCIAL INVESTMENTS

The details of financial investments as of 30 September 2023 and 31 December 2022 are as follows:

	30 September 2023		31 December 2022
	Short-Term	Long-Term	Short-Term	Long-Term
Financial investments measured by amortized cost	2,059,685	—	748,665	—
- Time deposits with maturity more than three months (*)	2,059,685	—	748,665	—
Financial assets measured at fair value through profit or loss	8,697,613	278,662	4,034,897	258,627
- Currency protected time deposit (**)	8,697,613	—	4,034,897	—
- Investment funds (***)	—	278,662	—	258,627
Financial assets measured at fair value through other comprehensive income	2,644,464	1,964,899	—	1,850,830
- Debt securities issued (****)	2,644,464	1,964,899	—	1,850,830
	13,401,762	2,243,561	4,783,562	2,109,457

(*) Time deposits with maturity more than three months balance consists of blocked deposits amounting to TL 712,705 for the guarantee of Lifecell’s loans.

(**) Currency-protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to USD 200,016 and EUR 85,700 into “Currency Protected TL Time Deposit Accounts”. Maturity of currency protected time deposit accounts is 1 year.

(***) Investment funds mainly include Turkcell GSYF, established by Re-Pie Portföy Yönetimi A.Ş., and its associate and financial assets which is carried at fair value and valuation differences are recognized in profit or loss.

(****) Listed debt securities issued are classified as financial assets at fair value through other comprensive income.

The table of fair value of financial investments as of 30 September 2023 and 31 December 2022 is as follows:

	Fair Value
	30 September 2023	31 December 2022	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	4,609,363	1,850,830	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	21,275	19,982	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	8,697,613	4,034,897	Level 2	Forward exchange rates at the balance sheet date
Financial assets at fair value through profit or loss	257,387	238,645	Level 3	Pricing models based on discounted cash flow
Total	13,585,638	6,144,354

Translated into English from the report originally issued in Turkish 47

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

19	FINANCIAL INVESTMENTS (cont’d)

As of 30 September 2023, the nominal and fair value amounts of financial assets measured at fair value through other comprehensive income are as follows:

Currency	Nominal amount	Fair Value	Maturity
EUR	24,000	710,372	16 February 2026
EUR	14,800	407,095	8 July 2027
EUR	7,400	218,404	31 March 2025
USD	45,000	1,229,463	12 October 2028
USD	41,600	1,168,046	25 January 2026
USD	18,000	461,831	25 March 2027
USD	5,000	142,066	19 January 2033
USD	3,700	104,890	1 August 2026
USD	2,500	70,738	1 February 2026
TL	73,599	96,458	Indefinite
Total financial invesments		4,609,363

As of 30 September 2023, the nominal and fair value amounts of financial assets measured at fair value through profit or loss are as follows:

Currency	Nominal amount	Fair Value	Maturity
TL	1,092,020	1,680,745	26 April 2024
TL	1,071,635	1,615,553	10 May 2024
TL	955,742	1,150,315	16 August 2024
TL	700,000	771,697	12 February 2024
TL	300,128	467,849	26 February 2024
TL	300,000	425,850	3 October 2023
TL	305,941	423,258	8 November 2023
TL	263,352	406,427	22 February 2024
TL	269,857	324,579	31 July 2024
TL	185,454	273,451	2 October 2023
TL	200,000	272,216	27 November 2023
TL	160,000	227,341	16 October 2023
TL	190,570	197,894	9 November 2023
TL	140,639	167,916	28 August 2024
TL	94,501	146,055	27 February 2024
TL	94,501	146,467	28 February 2024
Total financial investments		8,697,613

Translated into English from the report originally issued in Turkish 48

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

19	FINANCIAL INVESTMENTS (cont’d)

Following gains and losses were recognized under other comprehensive income during current year:

	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023	9 months period ended at 30 September 2022	3 months period ended at 30 September 2022
Gains / (Loss) recognized in other comprehensive income
Gain/ (loss) related to Financial investment	65,734	10,166	(198,649)	14,224
Gain/ (loss) related to Financial investment, tax effect	(11,277)	(163)	39,730	(2,845)
	54,457	10,003	(158,919)	11,379

20       CASH AND CASH EQUIVALENTS

As of 30 September 2023 and 31 December 2022 the details of cash and cash equivalents are as follows:

	30 September 2023	31 December 2022

Cash in hand	495	359
Banks
- Demand deposits	5,376,827	2,184,052
- Time deposits	33,577,801	20,100,956
- Receivables from reverse repo	—	3,704,160
Other	140,027	—
Allowance for impairment	(41,670)	(28,853)
Cash and cash equivalents	39,053,480	25,960,674

As of 30 September 2023, the average effective interest rates of TL, USD, EUR and RMB time deposits are
35.2%, 3.1%, 2.8% and 0.3% (31 December 2022: 22.8%, 2.4%, 2.6% and 0.3%) respectively. As of 30 September 2023, average maturity of time deposits is 24 days (31 December 2022: 22 days).

As of 30 September 2023, the net amout of cash and cash equivalents is TL 39,005,163 excluding the interest income accrual amounting to TL 48,317.

21	EXPLANATIONS ON SEASONALITY

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage has positively influenced our results in the second and third quarters of the fiscal year and negatively influenced our results in the first and fourth quarters of the fiscal year. These seasonality effects have been less significant on mobile communication of the Company’s subscribers due to the changing market dynamics such as ICTA's interventions in tariffs and increasing competition in the telecommunications sector.

Translated into English from the report originally issued in Turkish 49

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH INTERIM PERIOD ENDED 30 SEPTEMBER 2023

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

22       SUBSEQUENT EVENTS

On 2 October 2023, the Group’s 100% owned subsidiary Turkcell Finansman has issued a new bond amounting up to TL 275,000 with the maturity of 17 January 2024.

On 3 October 2023 and 1 November 2023, the Group’s 100% owned subsidiary Turkcell Superonline has issued new lease certificates amounting up to TL 100,000 and TL 300,000 with the maturity of 10 January 2024 and 14 February 2024, respectively.

On 11 October 2023, the Group’s 100% owned subsidiary Turkcell Ödeme has issued a new lease certificate amounting up to TL 200,000 with the maturity of 1 February 2024.

Translated into English from the report originally issued in Turkish 50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 7, 2023	By:	/s/ Özlem Yardim
Name: Özlem Yardim Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 7, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer
TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 7, 2023	By:	/s/ Esat Utku Karatay
Name: Esat Utku Karatay Title: Turkcell Group Reporting & Subsidiaries Management Director